    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1996
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                             3DX TECHNOLOGIES INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          1311                  76-0386601
 (State or other jurisdiction    (Primary standard industrial   (I.R.S. employer
              of                 classification code number)     identification
incorporation or organization)                                        no.)

                          12012 WICKCHESTER, SUITE 250
                              HOUSTON, TEXAS 77079
                                 (713) 579-3398
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                                C. EUGENE ENNIS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             3DX TECHNOLOGIES INC.
                          12012 WICKCHESTER, SUITE 250
                              HOUSTON, TEXAS 77079
                                 (713) 579-3398
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   Copies to:

       ANDREA J. CORCORAN, ESQ.                  G. MICHAEL O'LEARY, ESQ.
       KELLEY DRYE & WARREN LLP                    ANDREWS & KURTH LLP
          TWO STAMFORD PLAZA                    4200 TEXAS COMMERCE TOWER
        281 TRESSER BOULEVARD                       600 TRAVIS STREET
     STAMFORD, CONNECTICUT 06901                   HOUSTON, TEXAS 77002
            (203) 324-1400                            (713) 220-4200

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED MAXIMUM
                                                                     AGGREGATE OFFERING            AMOUNT OF
       TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED                 PRICE(1)            REGISTRATION FEE(1)
Common Stock, par value $.01 per share..........................        $43,125,000                 $13,068

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                           --------------------------

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             3DX TECHNOLOGIES INC.
            CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

FORM S-1 ITEM
NUMBER AND HEADING                                                                    LOCATION IN PROSPECTUS
-----------------------------------------------------------------------  -------------------------------------------------
       1.  Forepart of the Registration Statement and Outside Front
           Cover Page of Prospectus....................................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of Prospectus.....  Additional Information; Outside Back Cover Page
       3.  Summary Information, Risk Factors and Ratio of Earnings to
           Fixed Charges...............................................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds.............................................  Prospectus Summary; Use of Proceeds
       5.  Determination of Offering Price.............................  Outside Front Cover Page; Underwriting
       6.  Dilution....................................................  Dilution
       7.  Selling Security Holders....................................  Not Applicable
       8.  Plan of Distribution........................................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to be Registered..................  Outside Front Cover Page; Prospectus Summary;
                                                                           Dividend Policy; Description of Capital Stock;
                                                                           Shares Eligible For Future Sale
      10.  Interests of Named Experts and Counsel......................  Experts
      11.  Information with Respect to the Registrant
           (a)        Description of Business..........................  Prospectus Summary; Business
           (b)        Description of Property..........................  Business
           (c)        Legal Proceedings................................  Business
           (d)        Market Price of and Dividends on the Registrant's
                        Common Equity and Related Stockholder
                        Matters........................................  Dividend Policy; Description of Capital Stock
           (e)        Financial Statements.............................  Index to Financial Statements
           (f)        Selected Historical Financial Data...............  Selected Financial Data
           (g)        Supplementary Financial Information..............  Prospectus Summary; Selected Financial Data;
                                                                           Management's Discussion and Analysis of
                                                                           Financial Condition and Results of Operations
           (h)        Management's Discussion and Analysis of Financial
                        Condition and Results of Operations............  Management's Discussion and Analysis of Financial
                                                                           Condition and Results of Operations
           (i)        Changes in and Disagreements with Accountants on
                        Accounting and Financial Disclosure............  Not Applicable
           (j)        Directors and Executive Officers.................  Management
           (k)        Executive Compensation...........................  Management
           (l)        Security Ownership of Certain Beneficial Owners
                        and Management.................................  Principal Stockholders; Shares Eligible For
                                                                           Future Sale
           (m)        Certain Relationships and Related Transactions...  Certain Transactions
      12.  Disclosure of Commission Position on Indemnification for
           Securities Act Liabilities..................................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                2,500,000 SHARES

                                                                       [LOGO]
3DX TECHNOLOGIES INC.
------------------------------------------
                                  COMMON STOCK

    All of the shares of Common Stock, par value $0.01 per share ("Common Stock"), of 3DX Technologies Inc., a Delaware corporation (the "Company" or "3DX Technologies"), offered hereby are being sold by the Company. Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is estimated that the initial public offering price will be between

$13 and $15 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                             ---------------------

    Application has been made to have the shares of Common Stock approved for quotation on the Nasdaq National Market under the symbol "TDXT."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   PRICE              UNDERWRITING          PROCEEDS TO
                                 TO PUBLIC            DISCOUNT (1)          COMPANY (2)
Per Share.................           $                     $                     $
Total (3).................           $                     $                     $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting Offering expenses payable by the Company estimated to be
    $        .

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 375,000 additional shares of Common Stock, at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $        ,
    $        and $        , respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Howard, Weil, Labouisse, Friedrichs Incorporated, Energy Centre, 1100 Poydras Street, Suite 3500, New Orleans, Louisiana, or through the
facilities of The Depository Trust Company, on or about             , 1996.

                            ------------------------

HOWARD, WEIL, LABOUISSE, FRIEDRICHS  PETRIE PARKMAN & CO.

                   INCORPORATED

               The date of this Prospectus is             , 1996.

                              [PICTURES TO FOLLOW]

                            ------------------------

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND GIVES EFFECT TO A REVERSE SPLIT OF THE COMMON STOCK AT A RATIO OF 0.517-TO-1 TO BE EFFECTED IMMEDIATELY PRIOR TO THE CONSUMMATION OF THE OFFERING. SEE THE "GLOSSARY OF CERTAIN OIL AND GAS TERMS" APPEARING ELSEWHERE HEREIN FOR DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS."

                                  THE COMPANY

    3DX Technologies is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D seismic imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. The Company only enters into joint venture agreements that enable it to combine its expertise and exploration capabilities with the operating skills of other oil and gas companies. The Company participates in carefully selected exploration projects as a non-operating, working interest owner, sharing both risks and rewards with its partners. The Company commenced operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. By reducing drilling risk through 3-D imaging and analysis, the Company seeks to improve the expected return on investment in its oil and gas projects.

    The Company has developed a rigorous screening process which it applies to all projects that it considers. The screening process, which is adapted continually to incorporate the Company's ongoing experience, is designed to produce a balanced portfolio of projects that have reliable operating partners, are conducive to the application of advanced 3-D technology, have significant upside potential and may be extended into exploration trends.

    The Company's current portfolio includes 10 active partners and 21 exploration projects, primarily located onshore and near shore within the Gulf Coast region from south Texas to southern Florida. Although the Company has no current plan to expand its activities beyond the Gulf Coast region, the Company believes that its business plan can be expanded to other select geographic areas as its capital resources increase.

    The Company believes that it can effectively and efficiently participate in an increasing number of concurrent projects by continually improving its techniques for acquiring and analyzing data. One example of such an improvement is the Company's 3DXPRESS process, an innovative exploration technique that improves the quality of seismic data and significantly compresses the time frame traditionally required for acquisition, processing, imaging and analysis. This process allows analysis of 3-D data while the survey is being conducted, giving the Company's explorationists the ability to ensure data quality and to steer data collection toward more prospective areas. Utilizing this technology, the Company has been able to image and analyze an increased number of projects concurrently and more rapidly and accurately identify potential drilling sites.

    Since its formation, the Company has participated in the drilling of 31 gross wells that have been drilled based on the Company's site and target depth recommendations. Twenty of these wells were successful and discovered estimated proved reserves of 41.2 Bcfe (2.9 Bcfe net to the Company's interest), of which
27.9 Bcfe (2.2 Bcfe net to the Company's interest) were discovered during the first nine months of 1996. The Company currently expects to participate in the drilling of between 25 and 35 wells during 1997, although the number of wells may increase as additional projects are added to the Company's portfolio. The Company believes that the disciplined approach it utilizes to select its partners and projects, together with its technological expertise, will result in improved exploration success and project economics. This success should position the Company to acquire larger working interests in an increased number of exploration projects.

                                  THE OFFERING

Common Stock offered hereby (1)...  2,500,000 shares

Common Stock to be outstanding
  after the Offering (1)(2).......  7,005,049 shares

Use of proceeds...................  The net proceeds of the Offering, estimated to be approximately $32.2 million (approximately $37.0 million
                                    if the Underwriters' over-allotment option is exercised
                                    in full), will be used by the Company for (i) capital
                                    expenditures to fund the Company's exploration and
                                    development program; (ii) redemption of all of the
                                    issued and outstanding shares of Series B Preferred
                                    Stock and payment of all accrued but unpaid dividends on
                                    the Series C Preferred Stock prior to the conversion
                                    thereof; and (iii) general corporate purposes, including
                                    expenses associated with hiring additional personnel.
                                    See "Use of Proceeds."

Proposed NASDAQ National Market
  symbol..........................  TDXT

------------------------

(1) Excludes 375,000 shares of Common Stock subject to issuance pursuant to the over-allotment option granted to the Underwriters. See "Underwriting."

(2) Gives effect to the Transactions, but excludes 852,719 shares of Common Stock reserved for issuance upon exercise of stock options available for grant under the 1994 Stock Option Plan, as amended (the "Stock Option Plan"), under which options to purchase 761,908 shares of Common Stock, exercisable at prices ranging from $0.19 to $0.58 per share, have been granted and were outstanding as of September 30, 1996. See "Management--Stock Option Plan."

                                THE TRANSACTIONS

    The following transactions (collectively, the "Transactions") will be effected in connection with the consummation of the Offering: (i) the redemption immediately after the closing of this Offering of all issued and outstanding shares of the Company's Redeemable Preferred Stock, Series B, $0.01 par value per share (the "Series B Preferred Stock") at a price of $100 per share, (ii) the exercise at or prior to the closing of this Offering of all outstanding warrants for the purchase of a total of 266,224 shares of the Company's Senior Redeemable Convertible Preferred Stock, Series C, $0.01 par value per share (the "Series C Preferred Stock"), at a price of $3.00 per share, and (iii) the conversion into 1,514,016 shares of Common Stock of all outstanding shares of the Series C Preferred Stock, $0.01 par value per share.

                       SUMMARY HISTORICAL FINANCIAL DATA

    The financial information set forth below for the period from inception (January 6, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995 is derived from the Financial Statements of the Company, which were audited by Arthur Andersen LLP. The financial information set forth below as of September 30, 1996 and for the nine month periods ended September 30, 1995 and 1996 is derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Financial Statements, the notes related thereto and the other financial data included elsewhere in this Prospectus.

                                          PERIOD
                                           FROM
                                        INCEPTION
                                         (JANUARY
                                         6, 1993)    YEAR ENDED DECEMBER      NINE MONTH PERIODS
                                         THROUGH             31,             ENDED SEPTEMBER 30,
                                         DECEMBER   ----------------------  ----------------------
                                         31, 1993      1994        1995        1995        1996
                                        ----------  ----------  ----------  ----------  ----------
                                                                                 (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Oil and gas.........................  $ --        $  303,836  $  274,511  $  202,185  $  408,459
  Rental income.......................  127,034        100,962      58,195      45,563     120,098
  Interest and other..................   7,528          52,817     236,186     125,549     217,678
                                        ----------  ----------  ----------  ----------  ----------
    Total revenues....................  134,562        457,615     568,892     373,297     746,235
Costs and expenses:
  Oil and gas operating...............    --            14,225      60,877      31,443      28,463
  Production taxes....................    --            19,812      17,656      12,380      22,764
  Impairment of oil and gas
    properties........................    --            --       1,627,321   1,477,567   1,476,690
  Depletion, depreciation &
    amortization......................  65,368         210,347     446,350     287,933     463,573
  General and administrative..........  596,267        598,244     854,072     652,671     704,264
  Interest and other..................  88,006          --          --          --             289
                                        ----------  ----------  ----------  ----------  ----------
    Total costs and expenses..........  749,641        842,628   3,006,276   2,461,994   2,696,043
                                        ----------  ----------  ----------  ----------  ----------
Net loss..............................  (615,079  )   (385,013) (2,437,384) (2,088,697) (1,949,808)
Dividends on preferred stock..........    --          (503,400)   (783,700)     --        (798,672)
Accretion on preferred stock..........  (3,966    )    (30,367)    (48,408)    (34,681)    (41,133)
                                        ----------  ----------  ----------  ----------  ----------
Net loss applicable to common
  stockholders........................  $(619,045 ) $ (918,780) $(3,269,492) $(2,123,378) $(2,789,613)
                                        ----------  ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------  ----------
Primary and fully diluted net loss per
  common share........................  $(0.62    ) $    (0.39) $    (1.09) $    (0.71) $    (0.93)
                                        ----------  ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------  ----------
Weighted average number of common
  shares outstanding..................  993,412      2,373,258   2,987,908   2,987,908   2,989,480
                                        ----------  ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------  ----------
Pro forma net loss applicable to
  common stockholders (1).............                          $(2,437,384)            $(1,949,808)
Pro forma primary and fully diluted
  net loss per share..................                          $    (0.49)             $    (0.39)
Pro forma weighted average number of
  common shares outstanding (2).......                           4,984,908               4,986,479

                                          SEPTEMBER 30, 1996
                                        ----------------------
                                                        AS
                                          ACTUAL    ADJUSTED(3)
                                        ----------  ----------
                                             (UNAUDITED)
BALANCE SHEET DATA:
  Working capital.....................  $3,435,650  $28,898,550
  Property and equipment, net.........  4,852,759   4,852,759
  Total assets........................  8,994,140   34,457,040
  Long-term debt......................     --          --
  Common stockholders' (deficit)
    equity............................  $(6,789,729) $33,761,600

------------------------------

(1) Adjusted to eliminate dividends and accretion on the Series B Preferred Stock and Series C Preferred Stock as if the Series B Preferred Stock had been redeemed and Series C Preferred Stock had been converted into Common Stock as of the beginning of the respective periods.

(2) Adjusted for both periods to give effect to the issuance and sale of a sufficient number of shares of Common Stock in the Offering to redeem the Series B Preferred Stock.

(3) Adjusted to give effect to the Transactions, the Offering and the proposed application of net proceeds therefrom as described in "Use of Proceeds."

                       SUMMARY OPERATING AND RESERVE DATA

    The following table sets forth certain summary operating data for the Company for the periods indicated:

                                                                              NINE MONTH PERIODS
                                             YEAR ENDED DECEMBER 31,         ENDED SEPTEMBER 30,
                                        ----------------------------------  ----------------------
                                           1993        1994        1995        1995        1996
                                        ----------  ----------  ----------  ----------  ----------
PRODUCTION DATA (NET):
  Gas (MMcf)..........................      --           105.1        97.1        73.3       117.8
  Oil and condensate (MBbls)..........      --             6.1         6.7         4.5         6.5
  Total equivalent (MMcfe)............      --           141.7       137.3       100.3       156.8

AVERAGE SALES PRICE PER UNIT:
  Gas (Mcf)...........................      --      $      1.93 $      1.59 $      1.63 $      2.41
  Oil and condensate (Bbl)............      --            16.58       17.89       18.35       19.17

AVERAGE EXPENSES (PER MCFE):
  Oil and gas operating (1)...........      --      $      0.24 $      0.57 $      0.44 $      0.33
  Depletion of oil and gas properties
    (2)...............................      --             0.64        1.15        0.94        0.81

------------------------------

(1) Includes all direct expenses of operating the Company's properties, as well as severance and ad valorem taxes.

(2) Excludes depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements, impairments of oil and gas properties and amortization of organization costs.

    The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves as of each of the dates indicated, which estimates have been prepared by the Company. Crude oil and condensate are converted to Mcfe on the basis of one barrel of crude oil and condensate to six Mcfe. See "Risk Factors--Uncertainty of Estimates of Oil and Gas Reserves."

                                                AT DECEMBER 31,
                                        -------------------------------  AT SEPTEMBER 30,
                                          1993       1994       1995           1996
                                        ---------  ---------  ---------  ----------------
ESTIMATED NET PROVED RESERVES DATA:
  Gas (MMcf)..........................         20      1,237        443          2,275
  Oil and condensate (MBbls)..........          4         40         41             30
  Total equivalent (MMcfe)............         44      1,477        689          2,455

  Pre-tax present value of proved
    reserves discounted at 10%........  $  60,000  $1,606,000 $ 771,000     $2,730,000

                                  RISK FACTORS

    See "Risk Factors" beginning on page seven for a discussion of certain factors that should be considered by prospective purchasers of the shares of Common Stock offered hereby.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Prospectus under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding anticipated capital expenditures, estimates of proved reserves, future rates of production and timing of capital expenditures and regulatory reform, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION AND FINANCIAL DATA SET FORTH ELSEWHERE IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

LIMITED OPERATING HISTORY AND SIGNIFICANT HISTORICAL OPERATING LOSSES

    The Company commenced its operations in 1993 and has only a limited operating history. Potential investors, therefore, have limited historical financial and operating information upon which to base an evaluation of the Company's performance and an investment in shares of Common Stock. For example, the producing wells within exploration projects in which the Company is participating have been on production only for a short period of time. Therefore, estimations with respect to the proved reserves and level of future production attributable to these wells are difficult to determine and there can be no assurance as to the volume of recoverable reserves that will be realized from such wells. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. As a result of operating expenses, the Company has incurred significant operating and net losses to date. Net losses for 1993, 1994 and 1995 and the nine months ended September 30, 1996 were approximately $615,000, $385,000, $2.4 million and $1.9 million, respectively. At September 30, 1996, the Company had an accumulated deficit of $7.6 million. The development of the Company's business and its participation in an increasingly larger number of projects has and will continue to require substantial expenditures. The Company's future financial results will depend primarily on its ability to economically locate hydrocarbons in commercial quantities, to provide drilling site and target depth recommendations resulting in profitable productive wells and on the market prices for oil and natural gas. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future. See "--Substantial Capital Requirements and Liquidity," "--Variability of Operating Results," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF OIL AND NATURAL GAS PRICES

    Although the Company's primary efforts are focused on reducing the finding costs in those projects in which it participates, the Company's revenues, profitability, cash flow and future growth are affected by changes in prevailing oil and gas prices. Oil and gas prices have been subject to wide fluctuations in recent years in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company, including economic, political and regulatory developments and competition from other sources of energy. It is impossible to predict future oil and natural gas price movements with any certainty. Currently, the Company does not engage in hedging activities. As a result, the Company may be more adversely affected by fluctuations in oil and gas prices than other industry participants that do engage in such activities. No assurances can be given as to the future level of activity in the oil and gas exploration and development industry and its relationship to the future demand for the expertise offered by the Company. An extended or substantial decline in oil and gas prices could have a material adverse effect on the Company's financial position and results of operations, the volume of oil and gas that may be economically produced by operations of projects in which the Company participates and the Company's access to capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON SIGNIFICANT PARTNERS

    The Company has in the past and expects in the future to rely upon its existing partners to offer opportunities for the Company to participate in exploration projects. To date, all of the Company's oil and gas revenues have been derived from its participation in projects involving four partners. The Company's inability to secure future business opportunities generated by these or other partners could limit the

Company's ability to fully implement its business plan and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Significant Business Relationships."

NON-OPERATOR STATUS

    The Company focuses exclusively on providing 3-D imaging and analysis and relies upon other project partners to provide and complete all other project operations and responsibilities including land acquisition, drilling, marketing and project administration. As a result, the Company has only a limited ability to exercise control over a significant number of the project's operations or the associated costs of such operations. The success of a project is dependent upon a number of factors which are outside of the Company's area of expertise and project responsibilities. Such factors include: (i) the availability of favorable term leases and required permitting for projects, (ii) the availability of future capital resources by the Company and the other participants for the purchasing of leases and the drilling of wells, (iii) the approval of other participants to the purchasing of leases and the drilling of wells on the projects and (iv) the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas. The Company's reliance on other project partners and its limited ability to directly control certain project costs could have a material adverse effect on the realization of expected rates of return on the Company's investment in certain projects.

ABILITY TO DISCOVER ADDITIONAL RESERVES

    The Company's future success is dependent upon its ability to economically locate additional oil and gas reserves in commercial quantities. The Company's ability to do so is dependent upon a number of factors, including its participation in multiple exploration projects and its technological capability to locate oil and gas in commercial quantities. Because the Company does not generate or develop its own projects (except in instances relating to trend plays), relying instead upon other industry participants to do so, no assurances can be given that the Company will have the opportunity to participate in projects which economically produce commercial quantities of hydrocarbons in amounts necessary to meet its business plan or that the projects in which it elects to participate will be successful. Except to the extent that the Company successfully locates commercial quantities of economically recoverable oil and gas, the Company's proved reserves will decline as reserves are produced. There can be no assurance that the Company will be able to discover additional commercial quantities of oil and gas or that the Company's project partners will have success drilling productive wells and acquiring properties at low finding costs. See "--Non-Operator Status" and "Business--Oil and Natural Gas Reserves."

SUBSTANTIAL CAPITAL REQUIREMENTS AND LIQUIDITY

    The Company makes, and will continue to make, substantial capital expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. Historically, the Company has financed these expenditures primarily with proceeds from the sale of its equity securities in private offerings and cash generated by operations. The Company had capital expenditures of $2.2 million during 1995 and $2.9 million during the nine months ended September 30, 1996, respectively, and plans to incur capital expenditures of approximately $2.1 million during the remainder of 1996 and approximately $22.0 million in 1997. Management believes that the Company will have sufficient cash provided by this Offering and by operating activities to fund planned capital expenditures through 1997. However, if operating revenues as a result of lower oil and gas prices, operating difficulties or any other reason are lower than the Company anticipates, the Company will not have the funds necessary to undertake or complete its 1997 exploration program. There can be no assurance that additional debt or equity financing will be available to meet these requirements. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

    There are numerous uncertainties inherent in estimating oil and gas reserves and in projecting future rates of production. Petroleum engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating cost, severance and excise taxes, development costs and workover and remedial costs, all which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to Company's reserves will likely vary from estimates, and such variances may be material. See "Business-- Oil and Natural Gas Reserves."

RISK OF EXPLORATORY DRILLING ACTIVITIES

    Pursuant to the Company's business plan, the Company's revenues and cash flow will be principally dependent upon the success of the exploratory drilling projects in which the Company participates. The success of such projects is determined by the economical location, development and production of commercial quantities of hydrocarbons. Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including unexpected formation and drilling conditions, pressure or other irregularities in formations, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. In addition, the Company's reliance upon 3-D imaging requires greater pre-drilling expenditures than alternative forms of traditional drilling strategies. The inability to successfully locate and drill wells that will economically produce commercial quantities of oil and gas would have a material adverse effect on the Company's business, financial position and results of operations. See "--Non-Operator Status."

COMPETITION

    The exploration for and production of oil and gas is highly competitive. Many companies and individuals are engaged in the business of acquiring interests in and developing onshore and near onshore oil and gas properties in the United States. The industry is not dominated by any single competitor or a small number of competitors. The Company competes with independent, technology-driven service companies and major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. Many of these competitors have financial and other resources substantially in excess of those available to the Company. Such competitive disadvantages could adversely affect the Company's ability to participate in projects with favorable rates of return. See "Business--Competition."

TECHNOLOGICAL CHANGES

    The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial cost. In addition, other oil and gas finding companies may implement new technologies before the Company, and consequently such companies may be able to provide enhanced capabilities and superior quality compared with that which the Company is able to provide. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business--Competition."

OPERATING HAZARDS

    The exploration and development projects in which the Company participates are subject to the usual hazards incident to the drilling of oil and gas wells, such as cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. In addition, the offshore projects are subject to the additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. The Company indirectly, through operator partners, maintains insurance against some, but not all, of the risks described above. See "Business--Operating Hazards and Insurance."

COMPLIANCE WITH GOVERNMENTAL REGULATIONS

    Oil and gas operations are subject to extensive governmental regulation, which may be changed from time to time in response to economic or political conditions. The Company believes that the trend of more expansive and stricter environmental laws and regulations will continue. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations to be promulgated pursuant to the Oil Pollution Act of 1990, could have a material adverse impact on the Company. See "Business--Regulation."

VARIABILITY OF OPERATING RESULTS

    The Company's operating results have in the past and may in the future fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures. Such variability could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's ability to invest and participate in economically attractive projects. See "--Limited Operating History and Significant Historical Operating Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTATION OF GROWTH STRATEGY

    The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's financial, technical, operational and administrative resources. As the Company increases its services and enlarges the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical and administrative resources. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Prospect Generation."

DEPENDENCE ON KEY PERSONNEL

    The Company has assembled a team of geologists, geophysicists and engineers who have considerable experience effectively applying 3-D imaging technologies. The Company is dependent upon the knowledge, skills and experience of these experts to provide 3-D imaging and assist the Company in reducing the risks associated with its participation in oil and gas exploration projects. In addition, the success of the Company's business also depends to a significant extent upon the abilities and continued efforts of its management, particularly
C. Eugene Ennis, the Company's President and Chief Executive Officer, Peter M. Duncan, Vice President of Technology and Douglas C. Nester, Vice President of Exploration. The Company does not have employment agreements with any of its employees. The loss of the services of key management personnel or the Company's technical experts, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition, results of operations, development efforts and ability to expand. There can be no assurance that the Company will be successful in attracting and retaining such executives, geoscientists and engineers. See "Management-- Directors and Executive Officers" and "Management--Geoscientists and Engineers."

BROAD DISCRETION OVER USE OF PROCEEDS

    Approximately $22.0 million, or 69%, of the estimated net proceeds of the Offering has been allocated for capital expenditures to implement the Company's exploration and development program. Due to the number and variability of the factors that will be analyzed before the Company specifically identifies and commits to participate in projects or otherwise apply such net proceeds, the Company will have broad discretion to allocate a significant portion of the net proceeds from the Offering without any action or approval of the Company's stockholders. Accordingly, investors in the Common Stock will not have the opportunity to evaluate the economic, financial and other relevant information which will be considered by the Company in determining the application of such net proceeds. See "Use of Proceeds."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering there has been no public market for the Common Stock, and although the Company intends to have the Common Stock listed on the Nasdaq National Market System there can be no assurance that following the Offering an active trading market will develop or be maintained. The initial public offering price of the Common Stock offered hereby will be determined by negotiation between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the Offering. For factors to be considered in determining the initial public offering price, see "Underwriting." After completion of the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the Common Stock, variations in the Company's quarterly operating results, regulatory or other changes in the oil and gas industry generally, announcements of business developments by the Company or its competitors, changes in operating costs and changes in general market conditions. See "--Variability of Operating Results."

IMMEDIATE AND SUBSTANTIAL DILUTION

    At an assumed initial public offering price of $14.00 per share of Common Stock, purchasers of Common Stock in the Offering will experience immediate and substantial dilution of $9.62 per share in net tangible book value of outstanding Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of Common Stock by existing stockholders under Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"), through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the market price of the Common Stock and the ability of the

Company to raise capital in the future. The shares of Common Stock sold in the Offering will be eligible for immediate resale, except to the extent acquired by affiliates of the Company. Commencing 180 days after the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date"), approximately 2,987,908 additional shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144 upon expiration of lock-up agreements with the Underwriters. The remaining 1,517,140 shares outstanding upon completion of the Offering will be eligible for sale pursuant to Rule 144 upon the expiration of the current two-year holding period. Certain existing stockholders have rights under certain circumstances to require the Company to register a total of 4,501,925 shares of Common Stock commencing 180 days after the effective date of the Registration Statement of which this Prospectus forms a part. See "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

    The Securities and Exchange Commission (the "Commission") has proposed amendments to Rule 144 which would reduce the holding period required for shares subject to Rule 144 to become eligible for resale on the public market. This proposal, if adopted, would increase the number of shares of the Company's Common Stock eligible for immediate resale following the expiration of lock-up agreements.

ANTI-TAKEOVER CONSIDERATIONS

    Prior to completion of the Offering, the Company's Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-laws (the "Bylaws") will be amended and restated to include certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors. These provisions may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors, even though such a transaction may offer the holders of Common Stock the opportunity to sell their stock at a price above the prevailing market price. Such provisions may also render the removal of directors and management more difficult. Specifically, the Company's Certificate of Incorporation and Bylaws, as the case may be, will be amended to provide for a classified Board of Directors serving staggered, three-year terms and certain advance notice requirements for stockholder nominations of candidates for election to the Company's Board of Directors and certain other stockholder proposals. Such provisions could limit the price that certain persons might be willing to pay in the future for shares of Common Stock. In addition, prior to completion of the Offering, the Certificate of Incorporation will be amended and restated to authorize the Board of Directors of the Company to issue from time to time, without any further action of stockholders, up to one million shares of Preferred Stock (as defined herein), on such terms and with such rights, designations, preferences, qualifications, limitations and restrictions as the Board of Directors may determine. The issuance of such Preferred Stock, depending upon the rights, designations, preferences, qualifications, limitations and restrictions thereof, may have the effect of delaying, deterring or preventing a change in control of the Company or may otherwise adversely affect the interests of holders of Common Stock. Further, certain provisions of the Delaware General Corporation Law (the "DGCL") prevent certain stockholders from engaging in business combinations with the Company, subject to certain exceptions. See "Description of Capital Stock--Preferred Stock," "Description of Capital Stock--Certain Provisions of the Company's Certificate of Incorporation and Bylaws" and "Description of Capital Stock-- Delaware Anti-Takeover Law."

                                  THE COMPANY

    3DX Technologies is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D seismic imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. The Company was founded by C. Eugene Ennis, Peter M. Duncan and Douglas C. Nester and began operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. Since its organization, the Company has acquired working interests (generally ranging from 6% to 20%, although the Company has increased its working interest in certain selected exploration trends) in 26 projects and has found 41.2 Bcfe (2.9 Bcfe net to the Company's interest), of which 27.9 Bcfe (2.2 Bcfe net to the Company's interest) was found during the first nine months of 1996.

    During its initial phase of operations in 1993 and 1994, the Company pursued projects in west Texas and other domestic onshore areas. Although drilling results from these projects were favorable, the Company generally held small interests in such projects and ultimately determined that the Gulf Coast would provide the Company with a greater opportunity for the development of its business plan. Since that time the Company has focused its efforts in the Gulf Coast Region. Additionally, as a result of its initial experiences, the Company has developed a unique method of evaluating business opportunities, assembled a team of experienced explorationists and created innovative exploration techniques based on advanced technology to enable it to identify and participate in economically attractive projects. The Company believes that its technological expertise together with increased capital resources will enable the Company to further implement its business plan and growth strategy and achieve its operational and financial goals.

    The Company was initially capitalized in January 1993 through (i) the issuance and sale to each of the Company's founders of approximately 768,117 shares of Common Stock and (ii) the issuance of 100,000 shares of Convertible Preferred Stock, Series A, par value $0.01 per share ("Series A Preferred Stock"), to Landmark Graphics Corporation ("Landmark Graphics") for total consideration valued by the parties at $500,000. Thereafter, in November 1993 and October 1994 the Company raised additional capital in the amount of $5.3 million through the sale of units ("Units"), each Unit consisting of one share of Series B Preferred Stock and 30.22 shares of Common Stock. Additional capital in the amount of $7.9 million was raised by the Company in a private placement of Series C Preferred Stock during the third quarter of 1995. The Company's largest stockholders include Citi Growth Fund L.P., R. Chaney & Partners-1993 L.P., Centennial Associates, L.P. and each of the founders, all of which have invested in both the Units and the Series C Preferred Stock, and NationsBanc Capital Corporation, Sandpiper & Co., an affiliate of State Street Research, Centennial Energy Partners, L.P. and Dawson/Samberg Capital Management, all of which invested exclusively in Series C Preferred Stock. See "Principal Stockholders."

    The Company's principal executive offices are located at 12012 Wickchester, Suite 250, Houston, Texas. Its telephone number is (713) 579-3398.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby, after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering, are estimated to be approximately $32.2 million ($37.0 million if the Underwriters' over-allotment option is exercised in full).

    Of the net proceeds of the Offering, the Company intends to use (i) approximately $22.0 million to fund the Company's exploration and development program, (ii) approximately $7.5 million to redeem all of the issued and outstanding shares of Series B Preferred Stock and to pay accrued but unpaid dividends on the Series C Preferred Stock and (iii) the remainder for general corporate purposes, including expenses associated with hiring additional personnel.

    Because of the number and variability of factors that determine the Company's use of the net proceeds of the Offering, management will retain a significant amount of discretion over their application. There can be no assurance that such application will not vary substantially from the Company's plans described above. In addition, there can be no assurance that the Company will be able to generate or raise sufficient capital to enable it to realize fully all of its strategic objectives. See "Risk Factors--Substantial Capital Requirements and Liquidity" and "Risk Factors--Broad Discretion Over Use of Proceeds."

    Pending application of the net proceeds of the Offering, the Company expects that it will invest such funds in interest-bearing accounts or in United States government securities or other short term interest bearing investment grade securities.

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on its Common Stock since its formation and does not presently anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain any future earnings to finance the expansion and continued development of its business. The future payment of cash dividends on the Common Stock will be within the sole discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, applicable requirements of the DGCL, general economic conditions and other factors considered relevant by the Company's Board of Directors.

                                    DILUTION

    The Company's pro forma net tangible book value as of September 30, 1996 was approximately $1.9 million or $0.36 per share. Pro forma net tangible book value per share represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding on a fully diluted basis. All of the amounts below give effect to the Transactions and the exercise of options to purchase 761,908 shares of Common Stock. After giving effect to the sale by the Company of the 2,500,000 shares of Common Stock pursuant to the Offering at an assumed initial public offering price of $14.00 per share, less estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company, and the application of the estimated net proceeds therefrom, the Company's pro forma net tangible book value as of September 30, 1996 would have been approximately $34.0 million, or $4.38 per share of Common Stock. This represents an immediate increase in net tangible book value of $4.02 per share to existing stockholders and an immediate dilution in net tangible book value of $9.62 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this dilution on a per share basis to the new investors:

Assumed initial public offering price per share of Common Stock......             $   14.00
  Pro forma net tangible book value per share of Common Stock at
    September 30, 1996...............................................  $    0.36
  Increase in net tangible book value per share attributable to net
    proceeds of the Offering.........................................       4.02
                                                                       ---------
Pro forma net tangible book value per share after giving effect to
  the Offering.......................................................                  4.38
                                                                                  ---------
Immediate dilution in net tangible book value per share of Common
  Stock to new investors.............................................             $    9.62
                                                                                  ---------
                                                                                  ---------

    The following table sets forth, on a pro forma basis as of September 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by new investors in this Offering at an assumed initial public offering price of $14.00 per share before deducting the estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company:

                                                     SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                                   ---------------------  ------------------------   PRICE PER
                                                     NUMBER     PERCENT      AMOUNT       PERCENT      SHARE
                                                   ----------  ---------  -------------  ---------  -----------
Existing stockholders............................   5,266,957       67.8% $   9,977,574       22.2%  $    1.89
New investors....................................   2,500,000       32.2%    35,000,000       77.8%      14.00
                                                   ----------  ---------  -------------  ---------
    Total........................................   7,766,957      100.0% $  44,977,574      100.0%       5.79
                                                   ----------  ---------  -------------  ---------
                                                   ----------  ---------  -------------  ---------

    The above tables assume the exercise of options to purchase 761,908 shares of Common Stock at exercise prices ranging from $0.19 to $0.58, which have been granted under the Stock Option Plan and were outstanding as of September 30, 1996 and no exercise of the Underwriters' over-allotment option. See "Management--Stock Option Plan."

                                 CAPITALIZATION

    The following table sets forth each of the historical capitalization of the Company as of September 30, 1996 and the as adjusted capitalization of the Company after giving effect to the Transactions and the issuance of the shares of Common Stock pursuant to the Offering at an assumed initial public offering price of $14.00 per share and the application of the estimated net proceeds from the Offering as described in "Use of Proceeds." This table should be read in conjunction with the Financial Statements of the Company, the notes thereto and the other financial data included elsewhere in this Prospectus.

                                                                                        AS OF SEPTEMBER 30, 1996
                                                                                      ----------------------------
                                                                                       HISTORICAL     AS ADJUSTED
                                                                                      -------------  -------------
Cash and cash equivalents...........................................................  $   3,762,208  $  29,225,108
                                                                                      -------------  -------------
                                                                                      -------------  -------------
Long-term debt......................................................................  $    --        $    --
                                                                                      -------------  -------------
                                                                                      -------------  -------------
Mandatorily Redeemable Preferred Stock, Series B, $0.01 par value; 200,000 shares authorized, 66,871 issued and outstanding, historical; no shares issued and
 outstanding, as adjusted...........................................................      6,377,389       --
Senior Mandatorily Redeemable Convertible Preferred Stock, Series C, $0.01 par
 value; 3,300,000 shares authorized, 2,662,241 issued and outstanding, historical;
 no shares issued and outstanding, as adjusted......................................      7,912,368       --

Common Stockholders' deficit:
Common Stock, $0.01 par value; 12,000,000 shares authorized, 2,991,032 shares issued and outstanding, historical; 20,000,000 shares authorized, 7,005,049 shares issued
 and outstanding, as adjusted(1)....................................................         29,910         70,050
Paid-in capital (net)(2)............................................................        777,291     41,598,191
Accumulated deficit.................................................................     (7,596,930)    (7,906,641)
                                                                                      -------------  -------------
Common stockholders' (deficit) equity...............................................     (6,789,729)    33,761,600
                                                                                      -------------  -------------
  Total capitalization..............................................................  $   7,500,028  $  33,761,600
                                                                                      -------------  -------------
                                                                                      -------------  -------------

------------------------

(1) Excludes 852,719 shares of Common Stock reserved for issuance upon the exercise of stock options available for grant under the Stock Option Plan as to which options to purchase 761,908 shares of Common Stock have been granted and are outstanding on the date hereof. See "Management-- Stock Option Plan." Prior to the closing of this Offering, the Company intends to amend its Certificate of Incorporation to, among other things, authorize a total of 21,000,000 shares of capital stock, comprised of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, par value $0.01 per share.

(2) Net of notes receivable from the sale of shares of Common Stock in the amount of $16,448.

                            SELECTED FINANCIAL DATA

    The financial information set forth below as of December 31, 1993 and for the period from inception (January 6, 1993) through December 31, 1993 and as of and for the years ended December 31, 1994 and 1995 is derived from the Financial Statements of the Company, which were audited by Arthur Andersen LLP. The financial information set forth below as of September30, 1996 and for the nine month periods ended September 30, 1995 and 1996 is derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Financial Statements, the notes related thereto and the other financial data included elsewhere in this Prospectus.

                                                PERIOD FROM
                                                 INCEPTION             YEAR ENDED              NINE MONTH PERIODS
                                             (JANUARY 6, 1993)        DECEMBER 31,            ENDED SEPTEMBER 30,
                                                  THROUGH       -------------------------  --------------------------
                                             DECEMBER 31, 1993     1994          1995          1995          1996
                                             -----------------  -----------  ------------  ------------  ------------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and gas..............................    $    --          $   303,836  $    274,511  $    202,185  $    408,459
  Rental income............................          127,034        100,962        58,195        45,563       120,098
  Interest and other.......................            7,528         52,817       236,186       125,549       217,678
                                             -----------------  -----------  ------------  ------------  ------------
    Total revenues.........................          134,562        457,615       568,892       373,297       746,235

Costs and expenses:
  Oil and gas operating....................         --               14,225        60,877        31,443        28,463
  Production taxes.........................         --               19,812        17,656        12,380        22,764
  Impairment of oil and gas properties.....         --              --          1,627,321     1,477,567     1,476,690
  Depletion, depreciation & amortization...           65,368        210,347       446,350       287,933       463,573
  General and administrative...............          596,267        598,244       854,072       652,671       704,264
  Interest and other.......................           88,006        --            --            --                289
                                             -----------------  -----------  ------------  ------------  ------------
    Total costs and expenses...............          749,641        842,628     3,006,276     2,461,994     2,696,043
                                             -----------------  -----------  ------------  ------------  ------------

Net loss...................................         (615,079)      (385,013)   (2,437,384)   (2,088,697)   (1,949,808)
Dividends on preferred stock...............         --             (503,400)     (783,700)      --           (798,672)
Accretion on preferred stock...............           (3,966)       (30,367)      (48,408)      (34,681)      (41,133)
                                             -----------------  -----------  ------------  ------------  ------------
Net loss applicable to common
 stockholders..............................    $    (619,045)   $  (918,780) $ (3,269,492) $ (2,123,378) $ (2,789,613)
                                             -----------------  -----------  ------------  ------------  ------------
                                             -----------------  -----------  ------------  ------------  ------------
Primary and fully diluted net loss per
 common share..............................    $       (0.62)   $     (0.39) $      (1.09) $      (0.71) $      (0.93)
                                             -----------------  -----------  ------------  ------------  ------------
                                             -----------------  -----------  ------------  ------------  ------------
Weighted average number of common shares
 outstanding...............................          993,412      2,373,258     2,987,908     2,987,908     2,989,480
                                             -----------------  -----------  ------------  ------------  ------------
                                             -----------------  -----------  ------------  ------------  ------------
Proforma net loss applicable to common
 stockholders (1)..........................                                  $ (2,437,384)               $ (1,949,808)

Proforma primary and fully diluted net loss
 per share.................................                                  $      (0.49)               $      (0.39)

Proforma weighted average number of common
 shares outstanding (2)....................                                     4,984,908                   4,986,479

                                                                                              SEPTEMBER 30, 1996
                                                               DECEMBER 31,               --------------------------
                                                  --------------------------------------                     AS
                                                     1993         1994          1995         ACTUAL     ADJUSTED(3)
                                                  -----------  -----------  ------------  ------------  ------------
                                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
  Working capital...............................  $ 2,003,266  $ 2,102,586  $  7,264,763  $  3,435,650  $ 28,898,550
  Property and equipment, net...................      635,696    2,669,177     2,935,093     4,852,759     4,852,759
  Total assets..................................    2,791,694    5,196,795    10,450,504     8,994,140    34,457,040
  Accrued dividends.............................      --           --            --            798,672       --
  Long-term debt................................      --           --            --            --            --
  Series B Preferred Stock......................    2,630,825    5,518,487     6,344,791     6,377,390       --
  Series C Preferred Stock......................      --           --          7,912,368     7,903,833       --
  Common Stockholders' (deficit) equity.........  $    16,365  $  (740,987) $ (4,032,028) $ (6,789,729) $ 33,761,600

------------------------

(1) Adjusted to eliminate dividends and accretion on the Series B Preferred Stock and Series C Preferred Stock as if the Series B Preferred Stock had been redeemed and Series C Preferred Stock had been converted into Common Stock as of the beginning of the respective periods.

(2) Adjusted for both periods to give effect to the issuance and sale of a sufficient number of shares of Common Stock in the Offering to redeem the Series B Preferred Stock.

(3) Adjusted to give effect to the Transactions, the Offering and the proposed application of net proceeds therefrom as described in "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following is a discussion of the financial condition and results of operations of the Company for the nine months ended September 30, 1995 and 1996 and the three years ended December 31, 1993, 1994 and 1995. This discussion should be read in conjunction with the Company's Financial Statements, the notes related thereto and the other financial data included elsewhere in this Prospectus.

OVERVIEW

    3DX Technologies is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. The Company only enters into joint venture agreements that enable it to combine its expertise and exploration capabilities with the operating skills of other oil and gas companies. The Company participates in carefully selected exploration projects as a non-operating, working interest owner, sharing both risks and rewards with its partners. The Company commenced operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. By reducing drilling risk through 3-D imaging and analysis, the Company seeks to improve the expected return on investment in its oil and gas projects.

    During 1993, the Company commenced its business operations and participated as a working interest partner in two projects, the Bright Falcon project and the Fausse Pointe project. See "Business-- Significant Projects and Properties." The Company did not have oil and gas revenues during 1993. To finance its operations and acquire funds for capital expenditures, the Company sold equity securities through private placement offerings raising approximately $3.4 million. See "The Company."

    During 1994, the Company acquired working interests in seven projects and successfully drilled and completed seven gross wells. The Company's oil and gas revenues in 1994 totaled $304,000. To supplement operating revenues and enable it to continue to implement its exploration program, the Company raised additional capital in the approximate amount of $2.5 million through a private placement of its equity securities in October 1994. See "The Company."

    During 1995, the Company continued to expand its operating activities by acquiring working interests in six additional projects and successfully drilling and completing two gross wells. The Company recognized total oil and gas revenues in the amount of $275,000 during 1995. Through a private placement, the Company raised additional capital in the approximate amount of $7.9 million to finance continued capital expenditures in connection with the further implementation of its exploration and development program.

    During the nine months ended September 30, 1996, the Company recognized oil and gas revenues totaling $408,000 and owned working interests in 21 projects, 11 of which were acquired during this period. During the nine months ended September 30, 1996, the Company drilled and completed eight gross successful wells. The Company intends to use approximately $22.0 million of net proceeds from this Offering for capital expenditures to increase the number of projects in which it is participating and to enable the Company to acquire working interests larger than the working interest percentages the Company has had the available capital to acquire in the past.

    The Company currently anticipates that it will participate in the drilling of between 25 and 35 gross wells during 1997, although the number of wells may increase as additional projects are added to the Company's portfolio. However, there can be no assurance that such wells will be drilled and if drilled that such wells will be successful. See "Risk Factors--Risks of Exploratory Drilling Activities."

    The Company's future financial results will depend primarily on: (i) the Company's ability to continue to source and screen potential projects; (ii) the Company's ability to discover commercial quantities of hydrocarbons; (iii) the market price for oil and gas; and (iv) the Company's ability to fully implement its exploration and development program. There can be no assurance that the Company will be successful in any of these respects or that the prices of oil and gas prevailing at the time of production will be at a level allowing for profitable production. See "Risk Factors--Limited Operating History and Significant Historical Operating Losses," "Risk Factors--Volatility of Oil and Natural Gas Prices," "Risk Factors--Ability to Discover Additional Reserves," "Risk Factors--Substantial Capital Requirements and Liquidity" and "Risk Factors--Risks of Exploratory Drilling Activities."

    In connection with the implementation of its exploration and development program, the Company intends to use a portion of the net proceeds of the Offering to expand its technical and support staff. As a result, the Company anticipates that its general and administrative expenses will increase in 1997. Further, the Company anticipates incurring additional legal, administrative and accounting costs in future periods as a result of the Company becoming a publicly-held company.

    The Company uses the full-cost method of accounting for its oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain general and administrative costs that are directly attributable to the Company's acquisition, exploration and development activities, are capitalized in a "full-cost pool" as incurred. The Company records depletion of its full-cost pool using the unit of production method. To the extent that such capitalized costs in the full-cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved oil and gas reserves, such excess costs are charged to operations. Once incurred, a write-down of oil and gas properties is not reversible at a later date. The Company incurred such charges in the amount of $1.6 million and $1.5 million for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, as a result of a determination that the Company's aggregate investment in developed and abandoned projects exceeded the present value of the Company's proved reserves as of December 31, 1995 and as of March 31, 1996 and June 30, 1996.

    The Company has recorded a valuation allowance against the estimated amount of deferred tax assets for which realization is uncertain. The Company will review the valuation allowance at the end of each quarter and will make adjustments if it is determined that it is more likely than not that the deferred tax assets will be realized. As of December 31, 1995, the Company had tax net operating loss carryforwards ("NOL's") of $3,642,000 which begin to expire in 2008. As a result of this Offering, there may be a limitation placed on the Company's utilization of its NOL's by Section 382 of the Internal Revenue Code of 1986, as amended. See Note 12 to the Financial Statements included elsewhere herein.

RESULTS OF OPERATIONS

    The following table sets forth certain operating information of the Company during the periods indicated:

                                                                                                          NINE MONTH
                                                                                                        PERIODS ENDED
                                                                        YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                    -------------------------------  --------------------
                                                                      1993       1994       1995       1995       1996
                                                                    ---------  ---------  ---------  ---------  ---------
PRODUCTION:
  Gas (MMcf)......................................................     --          105.1       97.1       73.3      117.8
  Oil and condensate (MBbls)......................................     --            6.1        6.7        4.5        6.5
  Total equivalent (MMcfe)........................................     --          141.7      137.3      100.3      156.8

AVERAGE SALES PRICE:
  Gas (per Mcf)...................................................     --      $    1.93  $    1.59  $    1.63  $    2.41
  Oil and condensate (per Bbl)....................................     --          16.58      17.89      18.35      19.17

AVERAGE EXPENSES (PER MCFE):
  Oil and gas operating (1).......................................     --      $    0.24  $    0.57  $    0.44  $    0.33
  Depletion of oil and gas properties (2).........................     --           0.64       1.15       0.94       0.81

------------------------

(1) Includes all direct expenses of operating the Company's properties, as well as severance and ad valorem taxes.

(2) Excludes depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements, impairments of oil and gas properties and amortization of organization costs.

    NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996 COMPARED TO THE NINE MONTH PERIOD
     ENDED SEPTEMBER 30, 1995

    OIL AND GAS REVENUES. Oil and gas revenues increased by 102% to $408,000 for the nine months ended September 30, 1996 from $202,000 for the same period of 1995. Of this increase, $114,000, or 55%, was attributable to an increase in production and $92,000, or 45%, was attributable to an increase in the average sales price for natural gas and oil. Production increased by 56% to approximately 156.8 MMcfe for the nine months ended September 30, 1996, from
100.3 MMcfe for the comparable 1995 period. The increased production reflected production for the entire nine months ended September 30, 1996 from the successful wells drilled during the last six months of 1995. In addition, production for the nine months ended September 30, 1996 included production from a well completed in June 1996 and four successful wells completed in a single project during July and August 1996. The average sales prices for oil increased 4% to $19.17 during the nine months ended September 30, 1996 from $18.35 for the comparable 1995 period. The average sales price for natural gas increased by 48% to $2.41 per Mcf for the nine months ended September 30, 1996 from $1.63 per Mcf for the comparable 1995 period.

    OIL AND GAS OPERATING EXPENSE. Oil and gas operating expense increased by 16% to $51,000 for the nine months ended September 30, 1996 from $44,000 for the comparable 1995 period. This increase was primarily attributable to the increase in 1996 production. Oil and gas operating expense per Mcfe decreased by 25% to $0.33 for the nine months ended September 30, 1996 from $0.44 for the comparable 1995 period. Substantially all of the decrease in oil and gas operating expense per Mcfe was the result of the successful completion of four wells within a single project during July and August 1996. These wells had lower operating costs per Mcfe than wells from which production had been obtained in the comparable prior period.

    DEPLETION, DEPRECIATION, AND AMORTIZATION EXPENSE. The major components of depletion, depreciation and amortization are depletion of oil and gas properties and administrative depreciation and amortization.

    Depletion of oil and gas properties for the nine months ended September 30, 1996 increased by 34% to $126,000 from $94,000 for the comparable period in 1995. The increase in depletion of oil and gas properties resulted from the increase in oil and gas production. Depletion of oil and gas properties per Mcfe for the nine months ended September 30, 1996 declined by 14% to $0.81 from $0.94 due to an increase in reserves at a faster rate in 1996 than the Company's full cost pool of capitalized costs.

    Depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements increased 73% to $336,000 for the nine months ended September 30, 1996 from $194,000 for the comparable 1995 period. This increase was primarily attributable to the acquisition of additional technical interpretation equipment and software with an approximate cost of $413,000 during the nine months ended September 30, 1996.

    IMPAIRMENT OF OIL AND GAS PROPERTIES. Oil and gas property impairment charges recorded as of March 31, 1996 and June 30, 1996 totaled approximately $1.5 million, which was comparable to the charges recorded during the nine-month period of 1995. The Company incurred such impairment charges as a result of the Company's determination that its investment in developed and abandoned projects exceeded the present value of the Company's proved reserves at certain measurement dates within these periods.

    As a result of the completion of four wells in July and August 1996 and the related increase in the Company's estimate of proved reserves, the present value (using a 10% discount rate) of estimated future net after-tax cash flow from proved oil and gas reserves exceeded the Company's aggregate investment in developed and abandoned projects by approximately $700,000 as of September 30, 1996.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense, net of overhead capitalized to exploration and development projects, increased by 8% to $704,000 for the nine months ended September 30, 1996 from $653,000 for the comparable 1995 period. This increase was primarily attributable to increased compensation expense for new employees.

    RENTAL INCOME. Rental income increased by 161% to $120,000 for the nine months ended September 30, 1996 from $46,000 for the comparable 1995 period. The Company derives rental income pursuant to an agreement to exchange the use of certain of its technical and office equipment by an independent seismic processing company for a percentage of the gross fee billings of such seismic processing company. As a result, the rental revenue recognized by the Company varies significantly from period to period.

    INTEREST AND OTHER INCOME. Interest and other income increased by 73% to $218,000 for the nine months ended September 30, 1996 from $126,000 for the comparable 1995 period, primarily as a result of an increase in short-term investments made with the proceeds of the sale of Series C Preferred Stock.

    NET LOSS. As a result of the foregoing, the Company's net loss decreased by 10% to $1.9 million for the nine months ended September 30, 1996 from $2.1 million for the comparable 1995 period.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    OIL AND GAS REVENUES. Oil and gas revenues decreased by 10% to $275,000 for the year ended December 31, 1995 from $304,000 for the comparable 1995 period. Of this decrease, $9,000 or 31% was attributable to a decrease in production and $20,000 or 69% was attributable to a decrease in the average sales price of gas. Production decreased by 3% to 137.3 MMcfe for the year ended December 31, 1995 from 141.8 MMcfe for the comparable 1994 period, primarily as a result of a decline during 1995 in production from certain wells in the Bright Falcon project as compared to 1994. The reduction in revenue attributable to declines in production from this particular project was partially offset by new production from other wells completed in the last six months of 1995. The average sales price for oil increased by 8% to $17.89 per Bbl during the year ended December 31, 1995 from $16.58 per Bbl during the year ended

December 31, 1994. The average sales price for gas decreased by 18% to $1.59 per Mcf during the year ended December 31, 1995 from $1.93 per Mcf during the year ended December 31, 1994.

    OIL AND GAS OPERATING EXPENSE. Oil and gas operating expense for the year ended December 31, 1995 increased by 132% to $79,000 from $34,000 for the year ended December 31, 1994. This increase was primarily attributable to workovers and higher operating expenses relating to producing wells on the Bright Falcon project. Oil and gas operating expense per Mcfe increased to $0.57 during the year ended December 31, 1995 from $0.24 for the comparable 1994 period. Substantially all of the increase in oil and gas operating expense per Mcfe was related to those workovers and higher operating expenses described above.

    DEPLETION, DEPRECIATION, AND AMORTIZATION EXPENSE. Depletion of oil and gas properties for the year ended December 31, 1995 increased 74% to $158,000 from $91,000 for the prior year. Depletion per Mcfe for the year ended December 31, 1995 increased 80% to $1.15 from $0.64 for the prior year. The increases in both total depletion and depletion per Mcfe were the result of a 909 Mcfe downward revision in the Company's oil and gas reserves in 1995.

    Depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements increased by 140% to $288,000 during the year ended December 31, 1995 from $120,000 for the comparable 1994 period. This increase was due primarily to the acquisition during 1995 of additional technical interpretation equipment and software with an approximate cost of $620,000.

    IMPAIRMENT OF OIL AND GAS PROPERTIES. The Company incurred oil and gas property impairment charges during 1995 of $1.6 million. No such charges were incurred in 1994. The 1995 charges resulted from the Company's determination that its investment in developed and abandoned projects exceeded the present value of the Company's proved reserves at December 31, 1995.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense, which is net of overhead capitalized to projects, increased by 43% to $854,000 for the year ended December 31, 1995 from $598,000 in the comparable 1994 period. This increase was primarily attributable to compensation expense for new employees.

    RENTAL INCOME. Rental income decreased by 43% to $58,000 for the year ended December 31, 1995 from $101,000 for the comparable 1994 period.

    INTEREST AND OTHER INCOME. Interest and other income increased to $236,000 for the year ended December 31, 1995 from $53,000 for the comparable 1994 period, as a result of an increase in short-term investments made with the proceeds from the sale of Series C Preferred Stock.

    NET LOSS. As a result of the foregoing, the Company's net loss increased to $2.4 million for the year ended December 31, 1995 from $385,000 for the year ended December 31, 1994.

    YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    OIL AND GAS REVENUES AND EXPENSES. Oil and gas revenues were $304,000 for the year ended December 31, 1994. Production during 1994 was 141.8 MMcfe. No oil and gas revenues, operating expenses or depletion of oil and gas properties were recognized by the Company in 1993.

    Depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements increased by 85% to $120,000 for the year ended December 31, 1994 from $65,000 for the comparable 1993 period. This increase was primarily attributable to the acquisition during 1994 of additional technical interpretation equipment with an approximate cost of $227,000.

    RENTAL INCOME. Rental income decreased by 20% to $101,000 for the year ended December 31, 1994 from $127,000 for the comparable 1993 period.

    INTEREST AND OTHER INCOME. Interest and other income increased to $53,000 for year ended December 31, 1994 from $8,000 during the comparable 1993 period. This increase is primarily attributable to the short term investment of the proceeds of the sale of the Units.

    NET LOSS. Primarily as a result of the foregoing, the Company's net loss decreased by 37% to $385,000 for 1994 from $615,000 for the comparable 1993 period.

LIQUIDITY AND CAPITAL RESOURCES

    At September 30, 1996, the Company had working capital in the amount of $3.4 million. To date, the Company has funded its oil and gas exploration activities principally through cash provided by the sale of equity securities.

    The Company's net loss of $1.9 million for the nine months ended September 30, 1996 included non-cash expenses aggregating $1.9 million comprising $1.5 million of impairment of oil and gas properties and depreciation and amortization of technical and other equipment of $463,000.

    Cash used in investing activities for the nine months ended September 30, 1996 was $2.3 million. The acquisition, exploration and development of oil and gas properties of $2.9 million was the principal use of cash in the Company's investing activities. The principal source of cash from the Company's investing activities was the maturity of debt securities totaling $1.6 million.

    The Company has no outstanding long-term debt and is not a party to any debt or collateral-based lending arrangements. The Company has never utilized commodity swaps for its oil and gas production and it does not anticipate doing so in the foreseeable future. In addition, the Company has not entered into any hedging transactions and has no current intention to do so in the future.

    The development of the Company's business has in the past required substantial capital expenditures. To meet its goal, the Company in the future will be required to make capital expenditures substantially in excess of historical levels to acquire, explore and develop oil and gas properties. See "Risk Factors-- Substantial Capital Requirements and Liquidity." Capital expenditures for oil and gas exploration and production activities during 1993, 1994, and 1995, and for the nine months ended September 30, 1996, were $0.8 million, $1.8 million, $2.2 million and $2.9 million, respectively. Capital expenditures for the three months ended December 31, 1996 are expected to be approximately $2.1 million, and budgeted capital expenditures for the Company's oil and gas exploration and production activities during 1997, assuming completion of this Offering, are currently estimated to be approximately $22.0 million. See "Risk Factors--Broad Discretion over Use of Proceeds" and "Use of Proceeds."

    The Company expects that its available cash, expected cash flows from operating activities, and the proceeds from the Offering will be sufficient to meet its financial obligations and fund its planned exploration and drilling activities through the end of 1997, PROVIDED, that (i) there are no significant decreases in oil and gas prices below current levels or anticipated seasonal lows, (ii) there are no significant declines in oil and gas production from existing properties other than declines in production currently anticipated based on engineering estimates of the decline curves associated with such properties and (iii) the Company is able to discover and produce commercial quantities of oil and gas and within the time frame the Company has predicted.

    In the event the cash flows from the Company's operating activities and the net proceeds from the Offering are not sufficient to fund development and exploration expenditures, or results from developmental drilling are not as successful as anticipated, the Company will be required to curtail the implementation of its operating strategy unless additional financing is available. There can be no assurance such financing would be available on terms which would be acceptable to the Company. See "Risk Factors--Substantial Capital Requirements and Liquidity."

EFFECTS OF INFLATION AND CHANGES IN PRICE

    The Company's results of operations and cash flows are affected by changing oil and gas prices. If the price of oil and gas increases (decreases), there could be a corresponding increase (decrease) in the operating cost that the Company is required to bear for operations, as well as an increase (decrease) in revenues. Inflation has had a minimal effect on the Company.

OTHER

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") regarding accounting for the impairment of long-lived assets. The Company adopted SFAS No. 121 effective January 1, 1996. However, its provisions are not applicable to the Company's oil and gas properties as they are accounted for under the full cost method of accounting. The effect of adopting SFAS No. 121 was not material for any period presented.

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). SFAS No. 123 is a new standard of accounting for stock-based compensation and establishes a fair value method of accounting for awards granted after December 31, 1995 under stock compensation plans. SFAS No. 123 encourages, but does not require, companies to adopt the fair value method of accounting in place of the existing method of accounting for stock-based compensation whereupon compensation costs are recognized only in situations where stock compensation plans award intrinsic value to recipients at the date of grant.

    The Company has elected not to adopt the fair value accounting of SFAS No. 123 and continues to account for these plans under APB Opinion No. 25, under which no compensation costs have been recognized.

                                    BUSINESS

OVERVIEW

    3DX Technologies is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D seismic imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. The Company only enters into joint venture agreements that enable it to combine its expertise and exploration capabilities with the operating skills of other oil and gas companies. The Company participates in carefully selected exploration projects as a non-operating, working interest owner, sharing both risks and rewards with its partners. The Company commenced operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. By reducing drilling risk through 3-D imaging and analysis, the Company seeks to improve the expected return on investment in its oil and gas projects.

    The Company has developed a rigorous screening process which it applies to all projects that it considers. The screening process, adapted continually to incorporate the Company's ongoing experience, is designed to produce a balanced portfolio of select projects that have reliable operating partners, are conducive to the application of advanced 3-D technology, have significant upside potential and may be extended into exploration trends.

    The Company's current portfolio includes 10 active partners and 21 exploration projects, primarily located onshore and near shore within the Gulf Coast region from south Texas to southern Florida. Although the Company has no current plan to expand its activities beyond the Gulf Coast region, the Company believes that its business plan can be expanded to other select geographic areas as its capital resources increase.

    The Company believes that it can effectively and efficiently participate in an increasing number of concurrent projects by continually improving its techniques for acquiring and analyzing data. One example of such an improvement is the Company's 3DXPRESS process, an innovative exploration technique that improves the quality of seismic data and significantly compresses the time frame traditionally required for acquisition, processing, imaging and analysis. This process allows analysis of 3-D data while the survey is being conducted, giving the Company's explorationists the ability to ensure data quality and steer data collection toward more prospective areas. Utilizing this technology, the Company has been able to image and analyze a larger number of projects concurrently and more rapidly and accurately identify potential drilling sites.

    Since its formation, the Company has participated in the drilling of 31 gross wells that have been drilled based on the Company's site and target depth recommendations. Twenty of these wells were successful and discovered estimated proved reserves of 41.2 Bcfe (2.9 Bcfe net to the Company's interest), of which
27.9 Bcfe (2.2 Bcfe net to the Company's interest) were discovered during the first nine months of 1996. The Company currently expects to participate in the drilling of between 25 and 35 wells during 1997, although the number of wells may increase as additional projects are added to the Company's portfolio. The Company believes that the disciplined approach it utilizes to select its projects, together with its technological expertise will result in improved exploration success and project economics. This success should position the Company to acquire larger working interests in an increasing number of exploration projects.

STRATEGY

    The Company's goal is to increase its proved reserves, production and cash flow by quickly, accurately and economically locating commercial quantities of hydrocarbons for itself and its partners. To reach its goal, the Company is pursuing a business strategy that includes the following principal elements:

    FOCUSING OPERATIONAL EFFORTS EXCLUSIVELY ON THE COMPANY'S EXPERTISE IN 3-D IMAGING AND ANALYSIS. The Company focuses all of its technical resources on obtaining the best possible subsurface image and on identifying the most effective location and target depth for each prospective well. To allow it to focus its efforts exclusively on 3-D imaging and analysis, the Company relies on its project partners to undertake the project's other operating functions, including land acquisition, drilling and marketing. The Company believes that its methods of applying 3-D imaging and analytical technology provide it with knowledge and information superior to that produced by companies engaged in many aspects of finding and producing oil and gas. Although 3-D seismic technology is now routinely used in oil and gas exploration projects, the Company believes that its focus, experience and innovative methods of applying the technology provide it with advantages in extracting information from seismic and other data.

    DEVELOPING AND SUPPORTING A TEAM OF TECHNOLOGICALLY SOPHISTICATED EXPLORATIONISTS. The Company believes that the quality of information obtained from its application of 3-D imaging is dependent to a large extent on its ability to capitalize on the intelligence, acquired knowledge and creativity of the experienced geoscientists and engineers it employs. These experts have broad expertise and experience from their collective participation in over 300 3-D seismic projects in diverse geologic trends throughout the world. To allow the Company to capitalize fully on the intellectual resources offered by such experts, all of the Company's administrative operations and infrastructure are directed toward providing tools and support to the Company's technical specialists. To enhance its ability to recruit, retain and motivate such experts, the Company is committed to providing its oil and gas finding geoscientists and engineers with the most advanced imaging and analytical technology commercially available and awards stock options to each of its experts and other key employees.

    MAINTAINING A RESEARCH PROGRAM TO DEVELOP INNOVATIVE APPLICATION TECHNIQUES INVOLVING ADVANCED EXPLORATION TECHNOLOGY. The Company relies upon its ongoing research to continually develop and adapt technology that the Company believes will enable it to retain its position as a leading high technology exploration company. For example, through its research efforts, the Company has developed the 3DXPRESS process. The Company's 3DXPRESS process is an innovative exploration technique that improves the quality of seismic data and significantly compresses the time frame traditionally required for acquisition, processing, imaging and analysis. This process allows analysis of 3-D data while the survey is being conducted, giving the Company's explorationists the ability to ensure data quality and steer data collection toward more prospective areas. Utilizing this technology, the Company has been able to image and analyze a larger number of projects concurrently and more rapidly and accurately identify potential drilling sites. This ability to effect near-real time acquisition, processing and analysis allows the Company to achieve optimum data and image quality, resulting in an improved ability to economically locate commercial quantities of hydrocarbons. The Company believes its application of emerging technologies, such as migration velocity analysis and depth migration technology, provides the Company with a competitive advantage in its ability to effectively and efficiently locate commercial quantities of hydrocarbons.

    PURSUING A DISCIPLINED APPROACH TO SELECTIVE PROJECT PARTICIPATION, PARTNERING AND DRILLING EFFORTS. The Company adheres to the strict application of its rigorous screening process and, based on its experience, adapts continually the selection criteria to ensure that the Company participates only in those projects that are likely to maximize the return on its capital investment. The Company considers high quality projects to be projects that: (i) are managed by reliable and successful operating partners; (ii) are located on properties to which 3-D imaging can be effectively applied to evaluate the primary geologic risk; (iii) have high upside potential; (iv) may be extended into trend plays; and (v) have projected rates of return which make the production of hydrocarbons economically attractive.

    ACTIVELY MANAGING THE COMPANY'S PORTFOLIO OF OIL AND GAS PROJECTS. The Company has developed and actively manages a balanced portfolio of partners, projects and producing assets having a diverse range of risk/reward ratios. Active portfolio management enables the Company to reduce its exposure to non-geologic project risks such as land acquisition, operator performance and drilling operations that are not mitigated by the application of 3-D imaging and analysis technologies. In addition, the Company believes aggressive management of its portfolio enables it to maximize its use of available capital by limiting the Company's exposure to any individual exploratory project and by allowing it to focus its resources toward trend play opportunities arising from selected projects. In exploration trends, the Company is generally able to obtain a larger working interest than it possessed with respect to its initial project investment.

PROJECT SELECTION AND MANAGEMENT METHODOLOGY

    Successful application of the Company's business plan is dependent upon the Company's participation as an active working interest partner in select high quality projects. To identify these projects, the Company undertakes a rigorous evaluation of the numerous projects proposed to it by its existing partners and other project generators. The Company engages in the following steps to evaluate, identify and manage high quality projects in which the Company participates.

    - INITIAL SCREENING. Prior to committing technical resources to the evaluation of a potential project, the Company's business development team reviews both the potential project and its partners to determine if it satisfies certain initial business criteria. During the first nine months of 1996, the Company reviewed 78 potential projects, of which 17 met the Company's basic business screening criteria. To evaluate a potential project, the Company considers geographic location, scale, geological model, anticipated drilling prospects, number of pay zones and trend potential and expected project economics. To evaluate a potential partner, the Company considers that partner's financial stability, reputation and record of success in exploration and production activities.

    - TECHNICAL EVALUATION. If the project satisfies the Company's initial business screening criteria, it is then evaluated by a multidisciplinary team of the Company's technical experts. Such technical evaluation allows the Company to analyze and evaluate further the basic geological model, determine the seismic character of reservoirs within the project site, determine if the application of 3-D imaging technology will adequately address the primary geologic risk, investigate local and regional production trends for target reservoirs, refine its evaluation of project economics and determine if the capital required conforms to the Company's investment guidelines. If the project meets these criteria, the Company will participate in the project, committing its capital, technological resources and 3-D imaging and analytical expertise.

    - EARTH IMAGING. Once a project is approved for investment, the project team, led by one of the Company's geoscientists or engineers and including representatives of all or substantially all of the project's partners, commences its efforts to create the most accurate subsurface image possible. By integrating 3-D seismic data with other geologic and engineering data, the project team uses the derived subsurface image to model all potential reservoirs within the project's area. The data collection, processing and analysis are managed by the Company to assure its integrity and consistency.

    - DRILLING DECISION. After the project team completes the earth imaging and analysis of a selected project, the project team determines if the applicable data identifies economically attractive drilling opportunities. The economic return expected from drilling must satisfy certain criteria and must be commensurate with the perceived risk. Thereafter, the project team makes recommendations to the partnership regarding drill sites and target depths.

    - POST DRILLING APPRAISAL. Subsequent to the drilling of each well in a project, the Company integrates the information it has acquired in the drilling phase with its earth model enabling it to enhance the model based on the best available data and knowledge. As a result, the Company builds an increasing base of knowledge upon which to make future drilling decisions on each project.

PROJECT GENERATION

    By its participation in multiple projects, many with multiple partners, the Company seeks to demonstrate its ability to improve project economics to its best resource for future high quality projects--its current partners. The Company believes that its existing partners, which have benefited from the Company's ability to improve project economics by reducing primary geologic risk, will seek such benefits with respect to future projects and will therefore solicit the Company's involvement in such new projects. By participating in projects with partners possessing experience and knowledge in exploration operations that are complementary to the Company's imaging and analytical focus area, the Company believes that it and each project partner receives the benefit of the other's knowledge and expertise while achieving results that are greater than any particular partner might be able to achieve independently. The Company further believes that establishing long-term partner relationships will enhance the flow of prospective opportunities and the quality and stability of the business relationship, as well as reduce significant risks, such as the partner's operating capabilities and financial stability.

SIGNIFICANT PROJECTS AND PROPERTIES

    The Company's exploration activities are currently focused on three Gulf Coast trends, the Texas Gulf Coast trend, the Mississippi/Alabama trend, and the Sunniland trend. In addition, the Company pursues select projects in South Louisiana. Geologically, 3-D imaging of the structural and stratigraphic complexities common in the Gulf Coast provides the Company with an ability to identify significant hydrocarbon potential in and around old fields that could not be detected with 2-D and conventional exploration techniques. Due to geologic complexities within this region, it may be possible to identify multiple prospects within a single project. These prospects typically offer multiple drilling opportunities with individual wells capable of encountering multiple reservoirs. As its capital resources increase, the Company believes it can extend its trend strategy into other select geographic areas where the application of 3-D imaging technology can be utilized to reduce the primary geological risks prior to drilling.

    Technically, the extensive drilling history within Gulf Coast trends provides a powerful subsurface and production database to which seismic data can be calibrated. This data provides the foundation required to design an acquisition and processing program that optimizes seismic resolution at targeted reservoirs. These data also provide a more accurate assessment of reservoir quality, productivity and reserve potential and in some instances, fluid type.

    The following sets forth a brief summary of the Company's exploration trend areas and significant projects and properties. Although the Company is aggressively pursuing activities in each of the following areas, there can be no assurance that drilling opportunities will be identified or, if drilled, will be successful.

    TEXAS GULF COAST TREND

    In the Texas Gulf Coast trend, the Company anticipates drilling between 20 to 30 gross wells in 1997 with budgeted capital expenditures approximating $10 to $15 million net to the Company's working interest. The Company and its partners control in excess of 93,000 gross acres in this trend. Since February 1996, the Company and its partners have drilled seven wells in the trend, six of which have encountered commercial quantities of oil and gas. The Company has successfully utilized the 3DXPRESS process on 8,400 acres overlying four of these discoveries. At September 30, 1996, production rates for these four wells totaled approximately 9.0 MMcfe/d. The Company is currently utilizing the 3DXPRESS process on two other 3-D imaging programs totaling approximately 88 square miles in the trend. The Company's working interests in this trend currently range from 6% to 40%.

    The Texas Gulf Coast trend includes both onshore and offshore properties and generally extends along the Texas coast from Houston south to the Mexican border. Prospective geology in the trend is characterized by numerous stacked sand formations that were deposited continuously by river channels and deltas. The trend's primary historical oil and gas producing formations include the Wilcox, Frio, Yegua and Miocene. The Company believes that cumulative production to date from the trend has exceeded 60 TCF.

    Certain of the projects the Company is pursuing in the Texas Gulf Coast trend are described below:

        COVE AND MCPAC FIELDS. The Company proposed and drilled a well with its partner, Bellwether Exploration Company, into a new fault block of the Cove and McPac Fields in August 1996 and discovered commercial quantities of oil and gas in two reservoirs. The well currently is shut-in but is expected to be flowing into existing production facilities by year end. The Company owns a 7% working interest in the well. In addition, the Company has defined a separate prospect adjacent to these fields and currently is evaluating whether to drill a well to test the prospect. The Cove and McPac Fields' acreage is held by production and is located in Matagorda Island Block 487-L, Texas state waters, 96 miles southwest of Houston in 60 feet of water.

        GILA BEND. The Company believes that its recent discovery in Gila Bend may lead to the drilling of a second well during early 1997 in this Karnes County, south Texas project. The Company joined its partner in the project in December 1995. Integration of a 16-square mile 3-D seismic survey with the geology and production data resulted in a well being spud in July 1996. This well discovered four distinct pay zones of oil and gas and currently is being completed in one of those zones. The Company and its partners control 3,525 gross acres in Gila Bend, and the Company owns working interests ranging from 6% to 10%.

        GERONIMO. The Company currently is conducting a 77-square mile 3-D seismic survey utilizing the 3DXPRESS process in the Geronimo project, which is located in San Patricio County, Texas. Primary target formations include the Frio and Vicksburg sands, which are currently producing in fields in the immediate area. The project area covers approximately 25,000 gross acres in which the Company owns a 15% working interest.

        BRIGHT FALCON. The Company joined its partner in 1993 in the Bright Falcon project, the Company's first project in the Texas Gulf Coast trend. Since then, the Company and its partner have drilled seven wells, five of which were discoveries. At September 30, 1996, production from three wells in Bright Falcon totaled approximately 700 Mcf/d. The Company currently plans a recompletion of one of these wells in late 1996. The Bright Falcon wells were drilled into Yegua and Frio gas formations after a 26-square mile 3-D seismic survey covering the Lost Bridge-Bright Falcon fields was analyzed by the Company. The project is located in Jackson County, Texas, and its acreage is held by production. The Company owns a 17% working interest in this project.

    MISSISSIPPI/ALABAMA TREND

    In the Mississippi/Alabama trend, the Company anticipates drilling six to eight gross wells in 1997 with budgeted capital expenditures approximating $4.0 million net to the Company's working interest. The Company and its partner control over 41,000 gross acres in the trend, and the Company currently is conducting a 3-D seismic survey utilizing the 3DXPRESS process on a 64-square mile area that is scheduled to be completed in October 1996. The Company's first well in this trend is expected to spud in November 1996. The Company currently has a working interest of approximately 15% in its properties in the trend.

    The Mississippi/Alabama trend includes onshore properties and generally extends across a seven-county area from Newton County in southern Mississippi eastward through southern Alabama to the Florida border. Prospective geology in the trend is characterized by discrete occurrences of basement and salt-related features that deform shallower sand formations to create potential structural traps for oil and gas. The primary historical oil and gas producing formations in the trend have been the Cotton Valley,

Lower Haynesville, Smackover and Norphlet. The Company believes that cumulative production from the trend to date has exceeded 100 MMBOE.

    SUNNILAND TREND

    The Company's partner in the Sunniland trend project is Plains Resources, Inc. ("Plains"). In its initial exploration of the Sunniland trend during 1997, the Company plans to acquire a 3-D survey utilizing the 3DXPRESS process and to drill a well on a prospect that the Company believes may confirm an extension of the Raccoon Point Field. Cumulative production from this field, located in Collier County, Florida, has exceeded 9.5 MMBOE. The Company and its partner currently are exploring other 3-D project opportunities within the Sunniland trend by acquiring, reprocessing and analyzing 2-D seismic data along with other evaluation methods. The Company and its partner control approximately 81,000 gross acres in the trend. The Company owns an 8% working interest therein excluding the currently established production.

    The Raccoon Point Field is within the Cretaceous Sunniland Trend, which extends from south of Ft. Myers, Florida to northwest of Miami. Prospective geology in the trend is characterized by carbonate reefs and shoals. The trend's primary historical oil and gas producing formation is the Sunniland formation. The Company believes that cumulative production from the trend to date has exceeded 100 MMBOE.

    SOUTH LOUISIANA PROJECTS

        FOUR ISLE DOME. To date, the Company has identified four distinct drilling targets in the upper Miocene zone of Four Isle Dome, located in Terrebone Parish, Louisiana. The first of these wells is expected to be spud by the Company and its partner, Plains, before November 1996 and will target the upper Miocene at depths ranging from 12,000 feet to 15,000 feet. Prior to the Company's involvement in the project, Plains and its partners acquired a 51-square mile 3-D seismic survey in late 1995. In February 1996, the Company signed a joint venture agreement with Plains covering Four Isle Dome. Since then, the Company has assisted with completion of the seismic processing, has analyzed the seismic data, and has identified drilling targets. The Company and its partner control approximately 19,000 gross acres on this project. The Company owns a 20% working interest in the first well to be drilled.

        HAYES. The Company and its partner expect to spud the first well in the Hayes project in late 1996. The Company has analyzed a 25-square mile 3-D seismic survey utilizing the 3DXPRESS process. The survey area included the Hayes Field and selected adjacent acreage in Calcasieu and Jefferson Davis Parishes, Louisiana. Cumulative production from the Hayes Field has exceeded 157 Bcf and 1.64 MMBbls. The Company does not own an interest in the field, but the Company believes that it has identified several drilling targets on the adjacent acreage. The Company and its partner control over 7,800 gross acres in this project in which the Company owns a 10% working interest.

        RACELAND. The Company and its partner, Texoil, Inc., plan to drill the first exploratory well, targeted at Miocene formations, in the Raceland project during the first quarter of 1997. The Raceland project is located near the Raceland Field in Lafourche Parish, Louisiana. Acquisition of a 64-square mile 3-D seismic on the underlying salt dome was completed in August 1996 and the Company currently is analyzing the seismic data. The nearby Raceland Field has produced over 24 MMBbls and 134 Bcf from Miocene sands at depths of 7,000 feet to 16,000 feet. The Company and its partner control over 17,000 gross acres in the Raceland project in which the Company owns a 5% working interest.

        FAUSSE POINTE. Fausse Pointe is a 15,000 gross acre project area in which the Company and its partner, Bellwether Exploration Company, are evaluating the Fausse Pointe salt dome, located in

    St. Martin and Iberia Parishes, Louisiana. Cumulative production from fields over the salt dome has exceeded 45 MMBbls and 200 Bcf. The Company conducted a 52-square mile 3-D survey and identified exploitation opportunities in known producing, shallower formations and exploration opportunities in deeper sands (10,000 feet to 14,000 feet). Two wells have been drilled on the project to date. The first well was abandoned prior to reaching the objective formation due to mechanical difficulties. The second well encountered the primary objective in a structurally optimal position but found no hydrocarbons. Other potential wells on the project currently are being evaluated by the Company. The Company owns an average working interest in the project equal to 5%.

        EAST CAMERON 42. The Company and its partner drilled a gas discovery in Miocene sands on East Cameron 42, the Company's Hollywood project, in July 1996. The well is scheduled to be connected to existing production facilities in November 1996. East Cameron 42 is located in federal waters approximately 175 miles southwest of New Orleans in 45 feet of water. The project acreage is held by production, and the Company owns a 5% working interest in this well.

OTHER PROJECTS

        DOUBLE DIAMOND. The Company recommended and drilled with its partner two discoveries in 1995 and 1996 in the Double Diamond project. Both wells were extensions of the Block A-7 field in which the primary production is from the Devonian formation. At September 30, 1996, gross production from these two wells totaled over 210 BOE/d. The project area is located in Lea County, New Mexico and Gaines County, Texas, and the partners currently control over 15,000 acres in the project. The Company owns a 10% working interest in these wells.

        LANELL FARMS. The Company and its partner currently are drilling a well at Lanell Farms, located in Gaines County, west Texas, targeting the Devonian and Wolfcamp formations. A second well, targeting the Wolfcamp formation, is scheduled to be spud in the first quarter 1997. The 2,000-acre project area is covered by a 3-D seismic survey conducted by the Company. The Company owns a 6% working interest in the first well and a 10% working interest in the second well to be drilled.

SIGNIFICANT BUSINESS RELATIONSHIPS

    In February 1996, the Company formed a joint venture and strategic alliance with Plains under which the companies agreed to jointly pursue exploitation and exploration opportunities. Pursuant to the joint venture, the Company acquired a working interest of up to 8% in the Sunniland trend exploration project and an initial working interest of approximately 7% in the Four Isle Dome project. In addition to their joint venture, the Company and Plains have entered into a strategic alliance which has an initial term of five years. Under the terms of the alliance, the Company has the right to participate in exploitation or exploration projects where 3-D seismic is applicable (i) for up to 15% of Plains' interest in the Illinois Basin, located in southern Illinois, and in the Los Angeles Basin, located in Los Angeles County, California, and (ii) for up to 20% of Plains' interest in any additional properties Plains might acquire.

    The Company also has a strategic alliance with a subsidiary of PrimeEnergy Corporation covering an area of mutual interest in the Texas Gulf Coast trend and a contractual relationship on projects with Esenjay Petroleum Corporation, a privately held corporation, in the Texas Gulf Coast trend and the Mississippi/Alabama trend which, if successful, could lead to a broader geographic alliance. See "-- Significant Projects and Properties." The Company believes that these types of joint ventures and alliances involving long-term partner relationships enhance the flow of opportunities presented to the Company and reduce the risk involved in determining the quality of the partner and the relationship. As part of its strategy, the Company attempts to convert successful relationships on individual projects with quality partners into long-term strategic alliances.

3-D IMAGING TECHNOLOGY

    The Company's oil and gas finding capabilities are dependent upon the effective application of 3-D imaging technologies. Although the initial application of 3-D imaging technology began in the late 1960's, its cost through the 1970s justified use only in deep offshore applications and other environments with substantial drilling costs and risk. By the mid-to-late 1980's 3-D imaging was a principal tool used in exploration activities in both the North Sea and the Gulf of Mexico. Advances in technology during the 1980's made the use of 3-D imaging more cost advantageous and more readily available for use onshore.

    In general, 3-D imaging technology provides an "image" of the subsurface geology by collecting seismic data along multiple parallel lines and creating a cube of information which is spatially sampled throughout. The data acquired by use of 3-D imaging technology is of a significantly better quality and provides significantly greater advantages than the data acquired by 2-D seismic technology. The higher fidelity and resolution of 3-D data results in more accurate images than are possible using 2-D seismic and other conventional methods. The productive application of 3-D technology requires the skills of highly trained experts.

GEOLOGIC, GEOPHYSICAL AND ENGINEERING EXPERTISE

    The Company has assembled a group of talented and experienced geologists, geophysicists and engineers that work in multidisciplinary teams to enable the Company to exploit fully the advantages afforded by 3-D imaging technologies. The Company currently has ten full-time experts who design and manage the process of seismic data acquisition, processing, imaging and analysis and drill site selection using computer systems and software owned or licensed by the Company. Each of those geoscientists and engineers has between five to 20 years of experience involving the utilization of seismic data imaging and analysis and have collectively participated in over 300 3-D seismic projects in diverse geologic trends throughout the world. By assembling in-house technical expertise, the Company is able to manage fully the imaging and analytical phase of the projects in which it participates. The Company provides its technical expertise exclusively to those projects in which it participates as a working interest partner. See "Management--Geoscientists and Engineers."

    By assembling a multidisciplinary team of Company and project partner experts, led by one of the Company's geoscientists or engineers, the Company is able to capitalize on the expertise and experience of its partners' technical staff while retaining management and overall responsibility for the imaging and analytical phase of the project. If a project requires technical expertise not available from the Company's or project partners' personnel, the Company's project manager will identify and recruit an industry expert to join the project team. In addition to finding oil and gas quickly and economically, the Company's project managers are responsible for scheduling, budgeting and timely reporting. To insure that all responsibilities assigned to various team members are completed in a systematic manner and that all variables arising in connection with the imaging and analysis of a specific project are thoroughly reviewed and integrated into the imaging and analysis procedures, all of the Company's project managers are required to adhere to the Company's technical template for each project for which they are responsible. Generally, the Company's project manager maintains responsibility for the project throughout the project life, which typically extends through drilling of the last exploratory well.

RESEARCH AND DEVELOPMENT

    The Company believes that it possesses a competitive advantage over other oil and gas companies by utilizing the experience of its in-house scientific experts to continually develop innovative techniques and tools to maximize the Company's utilization of 3-D imaging technologies. The Company's ongoing research and development and its continuous accumulation of knowledge have resulted in technical improvements and innovations that provide the Company with significant competitive advantages. The Company enhances its ongoing research program by forging strategic alliances with select suppliers of hardware and software which have demonstrated foresight in the science of earth imaging. The Company believes its strategy of applied research and development will allow it to remain at the forefront of oil and gas exploration technology.

    Through the effective application of its applied research and development strategy, the Company was able to adapt and refine concurrent imaging methods to create the Company's 3DXPRESS process. In its first commercial application of the 3DXPRESS process, the Company commenced and completed a project imaging and analysis phase in a four week period. Thereafter, the project operator successfully drilled and completed four of the five resulting wells in a complex geologic setting relying upon the Company's drill site and target depth recommendations.

    Other innovations and improvements to the imaging process resulting from the Company's ongoing research include the use of digital orthomaps for survey planning and control, the use of GPS locators on seismic vibrators for positioning control, application of AVO, inversion and geostatistics to the process of reservoir characterization and application of interactive migration velocity analysis and depth migration to achieve superior image reconstruction. Many of these innovations and improvements are the result of strategic alignments with pioneering technology suppliers such as GPS Technologies, Inc., Hampton-Russell Software, Inc., Landmark Graphics and Paradigm Geophysical, Inc.

OIL AND NATURAL GAS RESERVES

    All of the Company's proved reserves described below were located onshore in West Texas and onshore and near-shore in the Louisiana and Texas Gulf Coast region. All of the Company's proved reserves reflected in the table were proved developed reserves. The Company's estimated total proved reserves of oil and natural gas as of December 31, 1993, 1994 and 1995, and September 30, 1996, based upon estimates prepared by the Company, were as set forth in the following table:

                                                                                    DECEMBER 31,
                                                                          ---------------------------------  SEPTEMBER 30,
                                                                             1993        1994       1995         1996
                                                                             -----     ---------  ---------  -------------
Net Proved Reserves(1)
  Gas (MMcf)............................................................          20       1,237        443        2,275
  Oil and condensate (MBbbl)............................................           4          40         41           30
  Gas equivalents (MMcfe)...............................................          44       1,477        689        2,455
Pre-tax present value of proved reserves discounted at 10%(1)...........   $      60   $   1,606  $     771    $   2,730
Standardized Measure of Discounted Future Net Cash Flows (in
  thousands)(1)(2)......................................................   $      60   $   1,606  $     771    $   2,730

------------------------

(1) Because the Company has substantial net operating loss carryforwards, the amounts reflected are both before taxes and after projected income taxes.

(2) In accordance with requirements of the Securities and Exchange Commission, represents the present value of estimated future net revenues after income taxes discounted at 10%.

    In addition to the discussion below, reference is made to the Financial Statements including the Supplemental Oil and Gas Information (unaudited) included in the notes thereto included elsewhere herein. Such discussion also contains information with respect to the Company's reserves at December 31, 1993, 1994, 1995 and at September 30, 1996.

    The Company has not included estimates of total proved reserves, comparable to those disclosed herein, in any reports filed with federal authorities or agencies other than the Securities and Exchange Commission (the "Commission").

    At December 31, 1993, 1994 and 1995 and September 30, 1996, the Company held interests in the following productive wells.

                                                                  DECEMBER 31,
                                  ----------------------------------------------------------------------------
                                                                                                                 SEPTEMBER
                                            1993                      1994                      1995             30, 1996
                                  ------------------------  ------------------------  ------------------------  -----------
                                   GROSS(1)      NET(2)      GROSS(1)      NET(2)      GROSS(1)      NET(2)      GROSS(1)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Oil Wells.......................           3         0.03            6         0.06            7         0.16            8
Gas Wells.......................      --           --                4         0.56            5         0.74           10


                                    NET(2)
                                  -----------
Oil Wells.......................        0.25
Gas Wells.......................        1.50

------------------------

(1) The number of gross wells equals total number of wells in which the Company owns a working interest.

(2) The number of net wells shown equals the sum of the Company's fractional working interests owned in gross wells.

    In general, estimates of economically recoverable oil and natural gas reserves and of the future net revenues therefrom are based upon a number of variable factors and assumptions, such as historical production from the subject properties, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and natural gas prices and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Therefore, the actual production, revenues, severance and excise taxes, development and operating expenditures with respect to the Company's reserves will likely vary from such estimates, and such variances could be material.

    The Company's producing wells have been producing for only a short period of time. Accordingly, estimates of future production based on this limited history are subject to various uncertainties with regard to the rate at which current production will decline. Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history, and subsequent evaluation of the same reserves, based upon production history, will result in variations, which may be substantial, in the estimated reserves.

    In accordance with applicable requirements of the Commission, the estimated discounted future net revenues from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs.

OIL AND NATURAL GAS DRILLING ACTIVITIES

    The following table sets forth the gross and net number of productive, dry and total exploratory and development wells that the Company drilled in each of 1993, 1994, 1995 and during the first nine months of 1996.

                                                                            GROSS WELLS                      NET WELLS
                                                               -------------------------------------  ------------------------
                                                                PRODUCTIVE       DRY        TOTAL      PRODUCTIVE       DRY
                                                               -------------     ---        -----     -------------  ---------
EXPLORATORY WELLS(1)
Year ended December 31, 1993.................................            3            0           3          0.03       --
Year ended December 31, 1994.................................            7            5          12          0.59         0.70
Year ended December 31, 1995.................................            2            0           2          0.28       --
Nine months ended September 30, 1996.........................            6            6          12          0.69         0.67

DEVELOPMENT WELLS
Year ended December 31, 1993.................................       --           --          --            --           --
Year ended December 31, 1994.................................       --           --          --            --           --
Year ended December 31, 1995.................................       --           --          --            --           --
Nine months ended September 30, 1996.........................            2       --               2          0.40       --


                                                                 TOTAL
                                                               ---------
EXPLORATORY WELLS(1)
Year ended December 31, 1993.................................       0.03
Year ended December 31, 1994.................................       1.29
Year ended December 31, 1995.................................       0.28
Nine months ended September 30, 1996.........................       1.36
DEVELOPMENT WELLS
Year ended December 31, 1993.................................     --
Year ended December 31, 1994.................................     --
Year ended December 31, 1995.................................     --
Nine months ended September 30, 1996.........................       0.40

------------------------

(1) As of the date of this Prospectus, the Company was participating in one gross and 0.06 net exploratory wells.

PRODUCTION

    The following table summarizes the net volumes of oil and natural gas produced and sold, and the average prices received with respect to such sales, from all properties in which the Company held an interest during the three years ended December 31, 1995 and for the nine months ended September 30, 1996.

                                                                    GAS                                OIL
                                                      --------------------------------  ----------------------------------
                                                      NET PRODUCTION    AVERAGE SALES     NET PRODUCTION     AVERAGE SALES
                                                          (MMCF)          PRICE/MCF           (MMCF)           PRICE/BBL
                                                      ---------------  ---------------  -------------------  -------------
Year ended December 31, 1993........................        --            $  --                 --             $  --
Year ended December 31, 1994........................         105.1             1.93                6.1             16.58
Year ended December 31, 1995........................          97.1             1.31                6.7             17.89
Nine months ended September 30, 1996................         117.8             2.41                6.5             19.17

    Average oil and gas operating expenses per Mcfe were $0.24, $0.57 and $0.33 for the years ended December 31, 1994 and 1995 and the nine month period ended September 30, 1996, respectively. With the addition of severance and ad valorem taxes, the total average oil and gas operating expenses per Mcfe were $0.24, $0.57 and $0.33 for the years ended December 31, 1994 and 1995 and nine months ended September 30, 1996, respectively.

ACREAGE

    The following table sets forth the developed and undeveloped oil and gas acreage in which the Company held an interest as of September 30, 1996. Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

                                                                                    DEVELOPED            UNDEVELOPED
                                                                               --------------------  --------------------
                                                                                 GROSS       NET       GROSS       NET
                                                                               ---------  ---------  ---------  ---------
Alabama......................................................................     --         --         --         --
Florida......................................................................     --         --          5,000        400
Texas........................................................................      2,976        462     46,219      6,381
Louisiana....................................................................      2,880        144      8,900        499
Mississippi..................................................................     --         --          3,280        492
                                                                               ---------  ---------  ---------  ---------
Total........................................................................      5,856        606     63,399      7,772
                                                                               ---------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------  ---------

    In addition to the above acreage, the Company currently has options or farm-ins to acquire leases on 217,420 gross (27,523 net) acres of undeveloped land located in Alabama, Florida, Louisiana, Mississippi and Texas.

COMPETITION

    Competition in the oil and gas industry is intense, particularly with respect to the acquisition of acreage and capital. The Company's competitors in the provision of seismic imaging, analytical and other related services include numerous major and independent oil and natural gas companies, smaller, technology-driven service companies, individual proprietors, drilling and income programs and partnerships. Many of the Company's competitors possess and employ financial and personnel resources substantially in excess of those available to the Company and may, therefore, be able to define, evaluate, bid for and participate in a greater number of natural gas and oil properties than the Company. The Company believes that technology, experience and reliability are the primary basis of competition in the industry, as oil and gas exploration companies demand higher quality seismic data delivered and analyzed in increasingly shorter time frames and greater assurances that the interests of such company are respected and advanced. Although the Company believes that it competes effectively in each of these areas, there can be no assurance that the Company's ability to attract and invest in high quality projects will not be adversely affected if its current competitors or new market entrants introduce new services with better quality technology than those offered by the Company.

REGULATION

    The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. The Company believes that the trend of more expansive and stricter environmental legislation and regulations will continue. To the extent laws are enacted or other governmental action is taken that prohibits or restricts onshore and offshore drilling or imposes environmental protection requirements that result in increased costs to the oil and gas industry in general, the business and prospects of the Company could be adversely affected.

    The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA.

    Under the Oil Pollution Act of 1990 ("OPA"), the Minerals Management Service ("MMS") has the authority to promulgate regulations requiring financial assurance from owners and operators of "offshore facilities" to cover potential environmental cleanup and restoration costs. Although there has been uncertainty about the scope and applicability of these requirements, Congress recently adopted legislation that has been signed by the President that excludes certain inland facilities with a worst-case oil spill risk of 1,000 barrels or less from the financial assurance requirements. Under this new legislation, the amount of financial responsibility that must be demonstrated for an offshore facility was reduced to $35 million if the facility is located seaward of the seaward boundary of a State, or $10 million if located landward of the boundary. These limitations can be adjusted upward should MMS believe there are additional risks.

    The OPA also imposes other requirements, such as the preparation of an oil spill contingency plan. The Company has such a plan in place. Failure to comply with ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

    In addition, the Outer Continental Shelf Lands Act ("OCSLA") authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to the OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

    The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Additionally, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Further, certain oilfield wastes are subject to the Resource Conservation & Reservation Act ("RCRA") for the regulation of hazardous wastes.

    The Texas Railroad Commission has issued rules for management of certain types of hazardous waste generated in the oilfield. The Texas Railroad Commission and the Texas Natural Resource Conservation Water Commission regulate pollution of groundwater and surface water resulting from various oilfield operations.

    Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations. Compliance with such laws and regulations has not historically represented a significant expense for the Company and management does not foresee the need for material expenditures to ensure continued compliance with currently existing laws and regulations. Laws and regulations in these areas are, however, subject to change and there can be no assurance that future laws or regulations will not have a material adverse effect on the Company.

OPERATING HAZARDS AND INSURANCE

    The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-out, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In addition to the foregoing, offshore operations are subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions.

    Through operator partners, the Company indirectly maintains insurance against some, but not all, of the risks described above. The insurance maintained by project operator partners generally does not cover business interruption or protect against loss of revenues. There can be no assurance that any insurance obtained by project operator partners will be adequate to cover any losses or liabilities which may be incurred within projects in which the Company participates. The Company cannot predict the continued availability of such insurance or the availability of insurance at premium levels that justify its purchase. If each project operator partner were unable to procure insurance at an acceptable cost with respect to each of the projects in which the Company participates, the occurrence of significant adverse events not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations.

EMPLOYEES AND INDEPENDENT CONSULTANTS

    At September 30, 1996, the Company had 14 full-time employees including ten geoscientists and engineers. The Company believes that its relationship with its employees is good. None of the Company's employees is covered by a collective bargaining agreement. From time to time, the Company utilizes the services of independent consultants and contractors to perform various professional services. The agreements with these consultants generally provide for a monthly retainer and the payment of expenses and additional fees for services rendered in excess of a minimum specified level. The Company has commenced and expects to continue a program to hire recent college graduates and advanced degree holders. See "Management."

LEGAL PROCEEDINGS

    To date, the Company has not been involved in any legal proceedings. There can be no assurance, however, that the Company will not in the future be involved in litigation incidental to the conduct of its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the directors and executive officers of the Company.

                NAME                      AGE                                POSITION
------------------------------------  -----------  ------------------------------------------------------------
Jon W. Bayless (1)..................          56   Director, Chairman of the Board
C. Eugene Ennis.....................          52   President and Chief Executive Officer; Director
Peter M. Duncan.....................          44   Vice President of Technology; Treasurer
Douglas C. Nester...................          39   Vice President of Exploration; Secretary
Robert J. Bacon, Jr.................          42   Vice President of Joint Ventures
Joseph Schuchardt III...............          44   Vice President of Business Development
Robert H. Chaney (1)................          37   Director
Charles E. Edwards (2)..............          71   Consultant; Director
Douglas C. Williamson (2)...........          45   Director

------------------------

(1) Member of the Company's Compensation Committee.

(2) Member of the Company's Audit Committee.

    Upon completion of the Offering, the term of office of the members of the Board of Directors will be staggered into three classes. The initial term of each of Class I, Class II and Class III will expire at the first, second and third annual meetings, respectively, of the Board of Directors which is held after the completion of this Offering. Each class will thereafter have a term of three years.

    JON W. BAYLESS. Mr. Bayless has been Chairman of the Board of the Company since October 1996 and a Director since the Company's inception. Since 1983, Mr. Bayless has been a general partner of Sevin Rosen Funds, a venture capital investment firm. Mr. Bayless is also the controlling stockholder and sole director of Jon W. Bayless, Inc., the general partner of Actoutie Partners L.P., which is the general partner of Citi Growth Fund L.P., a venture capital investment firm, and serves as a director of a number of privately held companies.

    C. EUGENE ENNIS. Mr. Ennis, who co-founded the Company with Peter M. Duncan and Douglas C. Nester, has served as the Company's Chief Executive Officer since the Company's inception in December 1992. From 1984 to 1992, Mr. Ennis was President and Chief Executive Officer of Landmark Graphics Corp., a provider of interdisciplinary interpretation tools for the petroleum industry. Mr. Ennis holds a Bachelor of Science in electrical engineering from the University of Houston and began his career in 1969 as a design engineer in the Geophysical Products Division of Texas Instruments.

    PETER M. DUNCAN. Dr. Duncan, a co-founder of the Company, has served as the Company's Vice President of Technology and Treasurer since the Company's inception in December 1992. Prior to joining the Company, Dr. Duncan was employed by Landmark Concurrent Solutions Inc., an affiliate of Landmark Graphics, as Vice President from July 1991 until December 1992. Dr. Duncan was a founder in 1987 of ExploiTech, a company specializing in integrated multi disciplinary reservoir description studies for exploration and exploitation that merged with Landmark Graphics in 1989. From 1986 to 1987, Dr. Duncan served as Vice President of Marine Operations and Chief Geophysicist of North America for Digicon Inc., a major geophysical contractor. From 1984 to 1986, Dr. Duncan was employed as Chief Geophysicist of Pulsonic Geophysical of Calgary Inc., a former subsidiary of Digicon Inc. From 1978 to 1984, Dr. Duncan held various positions with Shell Canada Resources Inc. ("Shell"), including Party Chief for Shell's offshore seismic programs. Dr. Duncan holds a Ph.D in geophysics from the University of Toronto.

    DOUGLAS C. NESTER. Mr. Nester, a co-founder of the Company, has served as the Company's Vice President of Exploration and Secretary since the Company's inception in December 1992. Prior to joining the Company, Mr. Nester was employed by Landmark Concurrent Solutions Inc., an affiliate of Landmark Graphics Corp. that merged with ExploiTech, as Director of Technology from 1988 to 1992. From 1981 to 1988, Mr. Nester was employed in various geophysical positions by Pennzoil Corp., and held the position of Geophysical Specialist at the time of his departure. Mr. Nester began his career as an engineering geologist for Bechtel Corporation. Mr. Nester holds a Bachelor of Science in Geology from Indiana University and an Masters in Business Administration in Finance from the University of St. Thomas.

    ROBERT J. BACON, JR. Mr. Bacon has been Vice President of Joint Ventures since September 1995. Prior to joining the Company, Mr. Bacon was Manager of Business Development for Scientific Software-Intercomp, Inc., a software company, from May 1994 to June 1995 and served as Vice President of Sales and Marketing for JetFax Inc. from September 1990 to May 1994. From 1988 to 1990, Mr. Bacon was employed by ExploiTech as the Director of Marketing for consulting services. From 1985 to 1987, Mr. Bacon held positions in key account management at Landmark. Mr. Bacon is a founder and currently serves on the Board of Directors of Innovative Transducers Inc., a privately held designer and manufacturer of solid towed hydrophonic arrays for the military and geophysical marine markets. Mr. Bacon holds a Bachelor of Science in Advertising from the University of Texas.

    JOSEPH SCHUCHARDT III. Mr. Schuchardt has served as the Company's Vice President of Business Development since November 1993. Prior to his employment with the Company, Mr. Schuchardt served as Vice President of Land for Great Western Resources Inc. from April 1992 to November 1993. Mr. Schuchardt also served as Vice President of Land for Paramount Petroleum Company from 1991 to 1992. Mr. Schuchardt was employed as Land Manager of Horizon Exploration Company from 1980 to 1991 and has held positions with Texas Oil & Gas Corporation, Coastal States Oil and Gas Corporation and Texaco Inc. Mr. Schuchardt holds a B.B.A. in Management from the University of Texas.

    ROBERT H. CHANEY. Mr. Chaney served as a Director to the Company since November 1993. Mr. Chaney is Chairman and Chief Executive Officer of R. Chaney & Co., Inc., an investment firm specializing in equity investments in emerging energy technology companies. Mr. Chaney was a co-founder of Paramount Petroleum Company, an independent oil and gas company, and served as its President and Chief Executive Officer from 1986 to July 1993.

    CHARLES E. EDWARDS. Mr. Edwards has served as a Director of the Company since August 1995. Since August 1985 to present, Mr. Edwards has acted as a consultant in petroleum technologies. Prior to August 1985, Mr. Edwards was employed by Chevron Corp. for a period in excess of 37 years and most recently served as Chief Geophysicist with responsibility for global exploration activities. Mr. Edwards has also served as a director for Digicon Inc. and Landmark Graphics.

    DOUGLAS C. WILLIAMSON. Mr. Williamson has served as a Director to the Company since July 1995. Mr. Williamson is also a Managing Director of the Dallas, Texas office of NationsBanc Capital Corporation in the Venture Capital Group.

GEOSCIENTISTS AND ENGINEERS

    In addition to Dr. Duncan and Mr. Nester, the Company has assembled a group of talented and experienced geologists, geophysicists and engineers to enable it to exploit fully the advantages afforded by 3-D imaging technologies. Information with respect to those experts is set forth below.

    HERBERT R. ROHLOFF. Mr. Rohloff has served as a Senior Reservoir Engineer since joining the Company in 1995. He is a registered professional engineer in the State of Texas. Prior to joining the Company, Mr. Rohloff was employed by Amoco Production Company from 1979 to 1993 in various engineering, economic and supervisory positions beginning in 1979 and served most recently as Project Manager--Production New Ventures. Mr. Rohloff holds a Bachelor of Science in Chemical Engineering from Texas A&M University.

    DOUGLAS W. BECKMAN. Mr. Beckman has served as a Project Manager since joining the Company in September 1994. Mr. Beckman has over 12 years of experience in the oil and gas industry. Prior to joining the Company, Mr. Beckman was employed by Exxon Corp. from May 1982 to August 1994, and served most recently as a seismic applications specialist. Mr. Beckman holds a Bachelor of Arts in Geology from Wittenberg University.

    ERIC B. GARDNER. Mr. Gardner has served as Project Manager since joining the Company in September 1994. Mr. Gardner has over ten years of industry experience and has worked in many geoscience arenas, including production, exploration, seismic technology, and research. Mr. Gardner began his career with Amoco Production Company in 1985 as a technical geophysicist and served most recently as a staff geophysicist. Mr. Gardner holds a Bachelor of Science in Engineering Physics from Colorado School of Mines.

    JEFFREY K. OWENS. Mr. Owens has served as a Project Manager since joining the Company in August 1994. Prior to joining the Company, Mr. Owens was employed by Amoco Production Company where he began his career in 1984 as a production and reservoir engineer and served most recently as a staff geophysicist. Mr. Owens holds a Bachelor of Science in Petroleum Engineering from Mississippi State University.

    RICHMOND MILLER. Mr. Miller has served as a Senior Geophysicist since joining the Company in September 1996. Prior to joining the Company, Mr. Miller held various positions with Digicon Geophysical Corp. beginning in 1987 and served most recently as marine acquisition manager. Mr. Miller holds a Bachelor of Science in Geology from Stephen F. Austin State University.

    MICHAEL A. SAUNDERS. Mr. Saunders has served as a Senior Geophysicist since joining the Company in December, 1994. Mr. Saunders began his career with Pulsonic Geophysical of Calgary Inc. as a Processing Geophysicist. From 1987 to 1994, Mr. Saunders was employed by Digicon Geophysical Corp., and served most recently as manager of marine technology. Mr. Saunders has a Bachelor of Science in Geophysics from the University of Alberta, Edmonton, Alberta.

    CAROL ANNE ESTES. Ms. Estes has served as an Explorationist since joining the Company in June 1996. Prior to joining the Company, Ms. Estes was employed as a Senior Geophysicist for Exxon Exploration Company from April 1994 to June 1996. Ms. Estes holds a Bachelor of Science in Geophysics from Texas A&M University and a Master of Science in Geophysics from Stanford University.

    BRENDA HAGAN. Ms. Hagan has served as a Senior Exploration Technologist since joining the Company in December 1993. Ms. Hagan began her career with Houston Oil & Minerals Corp. in 1977. From 1989 to November 1993 she was employed as a geological technician at British Gas Exploration and Production.

OTHER EMPLOYEES

    GAYLE ANDERSON. Ms. Anderson has served as Office Manager of the Company since April 1996. Prior to joining the Company, Ms. Anderson has held positions in various areas, including accounts payable and commercial loans. Ms. Anderson also served as office manager of R.J. Power & Associates from September 1995 to April 1996. From June 1989 to September 1995 Ms. Anderson managed Andco, Inc., a business of which she was a co-founder, serving as Comptroller, Human Relations and Payroll Officer.

CONSULTANTS

    HARDIE W. MORGAN. Mr. Morgan is a Certified Public Accountant and has served as a consultant to the Company since January 1993. Mr. Morgan has been self-employed since January 1992 as a consultant providing business and financial services to a number of public and private companies. From April 1985 until December 1991, Mr. Morgan served as Chief Financial Officer of Landmark Graphics.

    JOHN M. JAMES. Mr. James is a Certified Public Accountant and has served as a consultant to the Company since January 1993. Mr. James founded his own accounting firm in 1990. Prior to this time, he served as a partner at Ernst & Young LLP.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established two committees, a Compensation Committee and an Audit Committee. The Compensation Committee currently consists of Mr. Bayless and Mr. Chaney and the Audit Committee currently consists of Messrs. Edwards and Williamson. The Compensation Committee reviews general policy matters relating to compensation and benefits of officers and employees of the Company and administers the Stock Option Plan. The Audit Committee, established in October 1996, is responsible for recommending to the Board of Directors the annual engagement of a firm of independent accountants and for reviewing with the independent accountants the scope and results of audits, the internal accounting controls of the Company and audit practices and professional services rendered to the Company by the independent accountants.

COMPENSATION OF DIRECTORS

    Following the completion of the Offering, independent directors will receive
an annual fee of $        , a meeting fee of $        for every board meeting
attended and each committee meeting held separately and a $        fee for each
board meeting or committee meeting participated in by telephone. All directors will be reimbursed for out-of-pocket expenses. Under the Stock Option Plan, the Company may, from time to time and in the discretion of the Board of Directors, grant stock options to directors.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to, the Company's Chief Executive Officer and the Company's other most highly compensated executive officers, whose aggregate cash and cash equivalent compensation exceeded $100,000 (the "Named Executives"), with respect to the year ended December 31. The table also identifies the principal capacity in which each of the Named Executives served the Company at the end of 1995. No other executive officer of the Company received cash and cash equivalent compensation which exceeded $100,000 in the aggregate.

                           SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION                                                  YEAR     SALARY($)   BONUS($)
-------------------------------------------------------------------------  ---------  ----------  ---------
C. Eugene Ennis
  President and Chief Executive Officer..................................       1995  $  150,000  $  --

Peter M. Duncan
  Vice President of Technology...........................................       1995     103,920     12,000

STOCK OPTION GRANTS

    Since January 1, 1996, the Company has granted options to purchase an aggregate of 80,135 shares of Common Stock exercisable at a price of $0.58 per share. The exercise price was based upon the estimated fair market value excluding goodwill of the Company as of the date of grant as determined by the Company's Board of Directors.

OPTION EXERCISES AND YEAR-END VALUE TABLE

    The following table sets forth information regarding the exercise of stock options during fiscal 1995 and the number and year-end value of unexercised options held at December 31, 1995, by each of the Named Executives. No stock options or stock appreciation rights were exercised by the Named Executives during fiscal 1995.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1995
                     AND FISCAL 1995 YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISABLE         "IN-THE-MONEY"
                                                                OPTIONS AT FISCAL           OPTIONS AT FISCAL
                                                                   YEAR-END (#)                YEAR-END($)
NAME                                                        EXERCISABLE/UNEXERCISABLE(1) EXERCISABLE/UNEXERCISABLE(2)
----------------------------------------------------------  --------------------------  --------------------------
C. Eugene Ennis...........................................           10,911/9,233                4,221/3,572
Peter M. Duncan...........................................           10,911/9,233                4,221/3,572

------------------------

(1) The number of unexercised options held by each of the Named Executive Officers represents approximately 3% of the total options outstanding under the Stock Option Plan.

(2) Options are "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the options. Prior to the Offering, there was no public market for the Common Stock. Therefore, the amounts set forth represent the difference between $.58 per share, the fair market value of the Common Stock issuable upon exercise of options at December 31, 1995 (as determined by the Board of Directors) and the exercise price of the option, multiplied by the applicable number of options. Based on an assumed initial public offering price of $14.00 per share of Common Stock, the value of unexercised "in the money" options at year end would be as follows: Mr. Ennis-- $150,644/$127,476 (exercised/unexercisable) and Dr. Duncan--$150,644/$127,476 (exercisable/ unexercisable).

CASH BONUS PLAN

    In 1996 the Company adopted the 1996 Incentive Compensation Plan (the "Bonus Plan") which provides for the payment of annual cash bonuses, up to 40% of the participant's base salary, if certain pre-established Company-based performance criteria are satisfied. All full-time employees of the Company are eligible to participate in the Bonus Plan, with the exception of the Chief Executive Officer. Bonuses are awarded if the Company achieves between 80% and 200% of its targeted performance goals and are then prorated accordingly. Dr. Duncan is among the employees entitled to participate in the Bonus Plan.

STOCK OPTION PLAN

    In January 1994, the Company adopted the Stock Option Plan under which "non-qualified" stock options ("NQSOs") to acquire shares of Common Stock may be granted to directors of and consultants to the Company and "incentive" stock options ("ISOs") to acquire shares of Common Stock may be granted to employees and directors who are also employees of the Company.

    The Stock Option Plan provides for the issuance of up to a maximum of 852,719 shares of Common Stock and is administered by the Compensation Committee. Under the Stock Option Plan, the option price of any ISO may not be less than the fair market value of a share of Common Stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Compensation Committee so determines, but may not in any event be less than 85% of such fair market value. An ISO may not be granted to a "ten percent stockholder" (as such term is defined in Section 422A of the Code) unless the exercise price is at least 110% of the fair market value of the Common Stock at the time of grant and the option must be exercised within five years. Each option granted pursuant to the Stock Option Plan will be evidenced by a written agreement executed by the Company and the grantee, which will contain the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common Stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option is ten years from the date of grant.

    In order for the options to qualify as ISOs, the aggregate fair market value, determined on the date of grant, of the shares with respect to which the ISOs are exercisable for the first time by the grantee during any calendar year may not exceed $100,000. Payment by option holders upon exercise of an option may be made (i) in cash, (ii) by tender to the Company of shares of the Company's stock owned by the optionee having a fair market value, as determined by the Compensation Committee (but without regard to any restrictions on transferability applicable to such stock by reason of federal or state securities laws or agreements with an underwriter for the Company), not less than the exercise price, (iii) by delivery of a promissory note made by the optionee in a form approved by the Company, (iv) by the assignment of the proceeds of a sale of some or all of the shares being acquired upon the exercise of the option, (v) by the withholding of shares being acquired upon exercise of the option bearing a fair market value, as determined by the Compensation Committee (but without regard to any restrictions on transferability applicable to such stock by reason of federal or state securities laws or agreements with an underwriter for the Company), not less than the exercise price, or (vi) by any combination thereof. The Compensation Committee may at any time or from time to time grant options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price and/or which otherwise restrict the use of one or more forms of consideration. In addition, the Compensation Committee, in its sole discretion, may authorize the surrender by an optionee of all or part of an unexercised stock option and authorize a payment in consideration thereof of an amount equal to the difference between the aggregate fair market value of the Common Stock subject to such stock option and the aggregate option price of such Common Stock. In the Compensation Committee's discretion, such payment may be made in cash, shares of Common Stock with a fair market value on the date of surrender equal to the payment amount or some combination thereof.

    The Stock Option Plan provides that outstanding options vest in their entirety and become exercisable in the event of certain mergers, consolidations or sales of all or substantially all of the assets of the Company, unless the successor corporation assumes such options. As of September 30, 1996, options to purchase 761,908 shares of Common Stock were outstanding under the Stock Option Plan at exercise prices ranging from $.19 to $.58 per share.

    Promptly after the completion of the Offering, the Company expects to file with the Commission a Registration Statement on Form S-8 covering the shares of Common Stock underlying options granted under the Stock Option Plan.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH LANDMARK GRAPHICS

    In connection with its initial capitalization, the Company entered into a Technical Services Agreement with Landmark Graphics pursuant to which Landmark Graphics agreed to grant to the Company ongoing licenses to use Landmark Graphic software as it is first made available to Landmark Graphics customers. In addition, the agreement provides for a strategic alliance between Landmark Graphics and the Company, which enables the Company to request, and requires Landmark Graphics to deliver, enhancements and modifications to existing Landmark Graphics software and, in certain instances, to develop new software for use in the Company's oil and gas exploration efforts. In exchange for such rights, the Company has agreed to serve as an alpha test site for software developed by Landmark Graphics. Neither this agreement nor any of the licenses granted by Landmark Graphics to the Company contain any provisions with respect to expiration or termination. In addition, the Company and Landmark Graphics are also partners to an informal agreement pursuant to which the Company's employees participate in Landmark Graphics' medical insurance plan, life insurance plans and 401(k) plan. On a quarterly basis, the Company reimburses Landmark Graphics for the employer costs of such employee benefits. In addition, the Company pays Landmark Graphics a de minimis monthly fee for administering these plans and allowing participation in such plans by the Company's employees.

PURCHASES OF COMMON STOCK BY CERTAIN OFFICERS

    In January 1993, the Company issued 256,039 shares of restricted Common Stock to each of Messrs. Ennis and Nester and Dr. Duncan at a price per share of $0.06. As of September 30, 1996, 240,037 of the 256,039 shares issued to each of Messrs. Ennis and Nester and Dr. Duncan were vested, and the remaining shares vest at the rate of 5,334 shares per month. All such shares will fully vest on January 27, 1997.

    In November 1993, the Company issued 86,391 shares of restricted Common Stock to each of Messrs. Ennis and Nester and Dr. Duncan at a price per share of $.19. As of September 30, 1996, 80,992 of the 86,391 shares issued to each of Messrs. Ennis and Nester and Dr. Duncan were vested and the remaining shares vest at the rate of 1,800 shares per month. All such shares will fully vest on December 31, 1996.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of October 15, 1996, before and after giving effect to the Offering, by (i) each person known to the Company to own beneficially 5% or more of the Company's outstanding shares of Common Stock,
(ii) each director of the Company, (iii) each of the Named Executives and (iv) all executive officers and directors of the Company as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective stockholders of the Company.

                                                                                  BENEFICIAL OWNERSHIP(1)
                                                                         -----------------------------------------
                                                                                          PRIOR TO   SUBSEQUENT TO
NAME                                                                         NUMBER       OFFERING    OFFERING(2)
-----------------------------------------------------------------------  ---------------  ---------  -------------
C. Eugene Ennis........................................................      482,661(3)      10.68%        6.87%
Peter M. Duncan........................................................      370,058(4)       8.19%        5.27%
Douglas C. Nester......................................................      370,058(5)       8.19%        5.27%
Jon W. Bayless.........................................................      673,996(6)      14.96%        9.62%
Robert H. Chaney.......................................................      340,059(7)       7.55%        4.85%
Charles E. Edwards.....................................................       17,002(8)       0.38%        0.24%
Douglas C. Williamson..................................................      758,226(9)      16.83%       10.82%
NationsBanc Capital Corporation........................................      758,226(10)     16.83%       10.82%
Citi Growth Fund L.P...................................................      639,991(11)     14.21%        9.14%
R. Chaney & Partners - 1993 L.P........................................      340,059(12)      7.55%        4.85%
Landmark Graphics Corporation..........................................      449,862(13)      9.99%        6.42%
Sandpiper & Co.........................................................      284,350(14)      6.31%        4.06%
Centennial Associates L.P./Centennial Energy Partners L.P..............      245,861(15)      5.46%        3.51%
All directors and executive officers as a group (9 persons)............    3,210,892(16)     68.13%       44.52%

------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 15, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. The information contained in this table is adjusted to give effect to the Transactions.

(2) Assumes the Underwriters' over-allotment option is not exercised.

(3) Includes vested and exercisable options to purchase 15,528 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 4,616 shares of Common Stock which are not vested.

(4) Includes vested and exercisable options to purchase 15,528 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 4,616 shares of Common Stock which are not vested.

(5) Includes vested and exercisable options to purchase 15,528 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 4,616 shares of Common Stock which are not vested.

(6) Excludes options to purchase 5,170 shares of Common Stock which were granted pursuant to the Stock Option Plan which are not vested. Includes 639,991 shares held by Citi Growth Fund L.P. Mr. Bayless is the controlling stockholder and sole director of Jon W. Bayless Inc., the general partner of Atlantic Partners L.P., the general partner of Citi Growth Fund L.P. beneficially owned by Citi Growth Fund L.P.

(7) Excludes options to purchase 5,170 shares of Common Stock which options were granted pursuant to the Stock Option Plan which are not vested. Includes 310,059 shares held by R. Chaney and Partners-1993 L.P. Mr. Chaney is the general partner of R. Chaney & Partners-1993 L.P.

(8) Excludes options to purchase 5,170 shares of Common Stock which were granted pursuant to the Stock Option Plan which are not vested.

(9) Excludes options to purchase 5,170 shares of Common Stock which were granted pursuant to the Stock Option Plan which are not vested. Includes 758,266 shares of Common Stock held by NationsBanc Capital Corporation. Mr. Williamson is a Managing Director in the Venture Capital Group of NationsBanc Capital Corporation.

(10) The business address of NationsBanc Capital Corporation is 901 Main Street, Dallas, Texas 75202.

(11) The business address of Citi Growth Fund L.P. is c/o CitiGrowth Funds, Sycamore Partners, 989 Lenox Drive, Lawrenceville, New Jersey 08648.

(12) The business address of R. Chaney & Partners 1993 L.P. is 909 Fannin, Houston, Texas 77010.

(13) The business address of Landmark Graphics Corporation is 15150 Memorial Drive, Houston, Texas 77079.

(14) The business address of Sandpiper & Co. is c/o State Street Research, One Financial Center, Boston, Massachusetts 02111.

(15) The business address of each of Centennial Associates L.P. and Centennial Energy Partners L.P. is 900 Third Avenue, New York, New York 10022.

(16) Includes vested and exercisable options to purchase 207,559 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 184,694 shares of Common Stock which are not vested.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Effective upon completion of the Offering, the Company's authorized capital stock will consist of (i) 20,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") and (ii) 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock") of which 7,005,049 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding.

    The statements set forth below are brief summaries of all material provisions of the Company's Certificate of Incorporation and Bylaws which are filed as exhibits to the Registration Statement of which this Prospectus is a part, relating to the Company's capital stock. Such summaries do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, such documents.

COMMON STOCK

    Holders of shares of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; in such event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Subject to the rights of the holders of shares of any series of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy." Holders of shares of Common Stock have no preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share ratably in the assets of the Company that are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of Preferred Stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon payment therefor, validly issued, fully-paid and nonassessable.

    At present there is no established trading market for the Common Stock. The Company has filed an application to have the Common Stock approved for quotation on the Nasdaq National Market under the proposed symbol "TDXT."

PREFERRED STOCK

    Prior to the completion of the Offering, the Certificate of Incorporation of the Company will be amended to authorize the Board of Directors of the Company to issue from time to time up to one million shares of Preferred Stock in one or more series and to fix the rights, designations, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without any further action by the stockholders of the Company. The issuance of Preferred Stock with voting rights could have an adverse effect on the voting power of holders of Common Stock by increasing the number of outstanding shares having voting rights. In addition, if the Board of Directors authorizes Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the authorized amount. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board of Directors does not presently intend to issue any shares of Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED AND UNISSUED STOCK

    The unissued and unreserved shares of capital stock may be issued for a variety of proper corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. The Company's Board of Directors currently does not have any plans to issue additional shares of Common Stock or Preferred Stock (other than in connection with this Offering or the Stock Option Plan).

    One of the effects of the existence of such unissued and unreserved shares may be to enable the Company's Board of Directors to discourage an attempt to change control of the Company (by means of a tender offer, proxy contest or otherwise) and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock, whether or not related to any attempt to effect a change in control, may adversely affect the rights of the holders of shares of Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

    The Company's Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

    The Company's Bylaws require the Company to indemnify any legal representative, director or officer of the Company or any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent authorized by the DGCL. Prior to the completion of the Offering, the Company intends to acquire officer's and directors' liability insurance in the amount of $10 million for members of its Board of Directors and executive officers. In addition to the indemnification provided in the Company's Certificate of Incorporation and Bylaws, prior to the completion of the Offering, the Company will enter into agreements to indemnify its directors and officers.

    Prior to the completion of the Offering, the Certificate of Incorporation and Bylaws of the Company will be amended to provide that the Company's Board of Directors will be divided as equally as possible into three classes serving staggered, three year terms. The Company's Bylaws will be amended to establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. In general, notice must be received by the Company not less than 80 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

    OTHER PROVISIONS. The Bylaws of the Company will be further amended to provide that directors can be removed only for cause and only by the affirmative vote of holders of at least 67% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally for the election of directors (the "Voting Stock") and that a vacancy on the Company's Board of Directors, including a vacancy created by an increase in the authorized number of directors, may be filled only by a majority of the directors then in office (and not by the stockholders unless no directors are then in office). Under the DGCL, if at the time of filling any such vacancy the directors then in office constitute less than a majority of the entire Board, the Delaware Court of Chancery may order, upon the application of the holders of at least 10% of the outstanding shares of capital stock of the Company entitled to vote for the election of the directors filling such vacancies, that a meeting of stockholders be held for the purpose of electing directors to fill such vacancies or to replace directors filling such vacancies elected by the Company's Board of Directors.

    In addition, the Certificate of Incorporation and Bylaws will be amended to provide that stockholders are not permitted to call a special meeting of stockholders or to require the Company's Board of Directors or officers to call such a special meeting, that only a majority of the entire Board, certain committees of the Company's Board of Directors, certain directors or the president or chief executive officer will be able to call such a special meeting and that stockholder action may be taken only at an annual or a special meeting of stockholders and may not be taken by written consent.

    Prior to the completion of the Offering, the Certificate of Incorporation will be amended to provide that the affirmative vote of the holders of 67% of the Voting Stock will be required to amend, modify or repeal any provision of the Bylaws or the provisions of the Certificate of Incorporation discussed above. The Certificate of Incorporation will be amended to provide that the Company's Board of Directors, pursuant to (but only pursuant to) a resolution adopted by the affirmative vote of a majority of the entire Board, will be able to amend, modify or repeal the Bylaws.

    Such provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of the directors and management more difficult.

DELAWARE ANTI-TAKEOVER LAW

    The Company is subject to Section 203 of the DGCL because it is a Delaware corporation. Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) prior to the date the interested stockholder becomes an interested stockholder, the business combination or the transaction by which the stockholder becomes an interested stockholder is approved by the corporation's board of directors, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

REGISTRATION RIGHTS

    Holders of approximately 4,501,925 shares of Common Stock have certain rights with respect to the registration of such shares under the Securities Act. Pursuant to the terms of the Series C Preferred Stock Purchase Agreement, at any time after the six month anniversary of the effective date of the Registration Statement of which this Prospectus forms a part, holders of shares of Common Stock acquired in connection with the Series C Preferred Stock offering may require the Company, subject to certain conditions and limitations, to effect a registration of all or part of the shares of Common Stock held by such person on an unlimited number of occasions. Also, the holders of shares of Common Stock acquired in connection with the Series B Preferred Stock offering have certain rights to require the Company, at any time after the six month anniversary of the effective date of the Registration Statement of which this Prospectus forms a part, to effect a registration of all or part of the shares of Common Stock held by such persons on two occasions. The holders of 1,514,017 shares of Common Stock issuable upon conversion of the Series C Preferred Stock which is issuable upon exercise of certain outstanding Warrants also have certain rights to require the Company to register such shares. At such time as the Company is qualified to use a Registration Statement on Form S-3 to register additional securities, the number of occasions on which the holders of shares of Common Stock acquired in connection with the Series B Preferred Stock may request registration of such shares shall be, subject to certain conditions, unlimited in number. Additionally, if at any time the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, holders of shares of Common Stock issued in connection with each of the Series B Preferred Stock offering and the Series C Preferred Stock offering, Messrs. Ennis and Nester, Dr. Duncan and certain other key employees, are entitled to written notice of such registration and to include therein shares of Common Stock held by such holder. The registration rights of all parties are subject to certain conditions and limitations, including the right of the underwriters of any offering to limit the number of shares included in the registration. The Company generally is required to bear all the fees, costs and expenses of such registrations other than underwriting discounts and commissions. No registration rights have been exercised by any holder of Common Stock in connection with this Offering.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is        , whose
address is          .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering, there has been no public market for the Common Stock. Sales of a substantial amount of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

    Upon completion of the Offering, the Company will have approximately 7,005,049 shares of Common Stock outstanding (7,380,049 if the Underwriters' over-allotment option is exercised in full), including 2,500,000 shares of Common Stock offered hereby (2,875,000 if the Underwriters' over-allotment option is exercised in full) and 4,505,049 "restricted" shares of Common Stock. Of the restricted shares held by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act, 908,545 shares of Common Stock are currently eligible for sale under Rule 144 as currently in effect, and the remaining 593,171 shares of Common Stock held by persons other than affiliates will become eligible for sale under Rule 144 at varying times commencing July 27, 1997.

    The shares of Common Stock offered in the Offering will be freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act. The holders of restricted shares generally will be entitled to sell these shares in the public securities market without registration under the Securities Act to the extent permitted by Rule 144 or any exemption under the Securities Act.

    In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted shares from the Company or any "affiliate" of the Company, the holder is entitled to sell within any three-month period such number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements and the availability of current public information about the Company. If three years have elapsed since the holder acquired the restricted shares from the Company or from any "affiliate" of the Company, and the holder is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person will be entitled to sell such Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. The Commission has proposed an amendment to Rule 144 that would reduce the holding period for shares subject to Rule 144 to become eligible for sale in the public market. This proposal, if adopted, would increase the number of shares of Common Stock eligible for immediate sale following the expiration of the "lock-up period" described below.

    The Company intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under or issued pursuant to the Stock Option Plan, thereby permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. See "Management--Stock Option Plan."

    The Company and its stockholders have entered into "lock-up" agreements with the Underwriters, providing that, subject to certain exceptions, they will not, for a period of 180 days following the date of this Prospectus, without the prior written consent of Howard, Weil, Labouisse, Friedrichs Incorporated, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, provided that, the Company may issue and sell shares of Common Stock pursuant to the Stock Option Plan. See "Underwriting."

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), for whom Howard, Weil, Labouisse, Friedrichs Incorporated and Petrie Parkman & Co., Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                        NUMBER
                   UNDERWRITERS                       OF SHARES
--------------------------------------------------  --------------
Howard, Weil, Labouisse, Friedrichs
  Incorporated....................................
Petrie Parkman & Co., Inc.........................
                                                    --------------
    Total.........................................      2,500,000
                                                    --------------
                                                    --------------

    The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

    The Underwriters, through their Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may
allow selected dealers a concession of $      per share; and that such dealers
may reallow a concession of $      per share to certain other dealers. After the
public offering, the offering price and the concessions may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the table above bears to the total number of shares set forth in the table above. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 2,500,000 shares of Common Stock offered hereby.

    The Company has agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company and its stockholders, holding an aggregate of 4,505,049 shares of Common Stock and option to purchase stock options to purchase up to 761,908 additional shares of Common Stock, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of an option to purchase or other disposition) of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other capital stock of the Company, without the prior written consent of Howard, Weil, Labouisse, Friedrichs Incorporated on behalf of the Underwriters for a period of 180 days after the date of this Prospectus, except for (i) shares issued in connection with any employee benefit plan of the Company existing as of the date of this Prospectus, (ii) shares issued in connection with the conversion of the Series C Preferred Stock into Common Stock and the 0.517-to-1 reverse stock split to be effected prior to the Offering and (iii) shares issued in connection with the Offering.

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price include the information set forth in this Prospectus and otherwise available to the Representatives, the history of and future prospects for the industry in which the Company competes, the skills and experience of the Company's management, the general conditions of the securities market at the time of the Offering, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can be no assurance that the price at which shares of Common Stock will sell in the public market after the Offering will not be lower than the price at which they are sold in the Offering by the Underwriters.

    Peter Gough, a Director of Petrie Parkman & Co., Inc., owns 51,007 shares of the Company's Common Stock.

                                 LEGAL MATTERS

    The validity of the shares will be passed upon for the Company by Kelley Drye & Warren LLP, New York, New York. Frederic A. Rubinstein, a partner of Kelley Drye & Warren LLP is the beneficial owner of 17,877 shares of Common Stock. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Andrews & Kurth LLP, Houston, Texas.

                                    EXPERTS

    The audited balance sheets of the Company as of December 31, 1994 and 1995, and the related statements of operations, changes in common stockholders' equity (deficit) and cash flows for the period from inception (January 6, 1993) to December 31, 1993 and for the years ended December 31, 1994 and 1995, included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares being sold in the Offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedule thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedule filed as a part thereof. Statements contained in the Prospectuses as to the contents of any contract, agreement or other document referred to are brief summaries of the material provisions thereof but are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and at the following regional offices of the
Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, upon payment of fees prescribed by the Commission.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports and other information with the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the reports and information so filed can be obtained from the Public Reference Section of the Commission, upon payment of fees prescribed by the Commission.

    The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http:\\www.sec.gov.

                       GLOSSARY OF CERTAIN INDUSTRY TERMS

    The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

    2-D SEISMIC. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

    3-D IMAGING. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

    AVO ANALYSIS. A geophysical technique depending upon the principle of reflection coefficient change with angle of incidence that when applied under certain conditions allows interpreters to distinguish gas bearing sands from other bright spot causes such as hard streaks, wet sands and lignite.

    BCF. Billion cubic feet of natural gas.

    BCFE. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

    BOE/D. Barrels of oil equivalent production per day.

    BTU. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water one degree Fahrenheit at or near its point of maximum density (39.1 DEG. F).

    COMPLETION. The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

    DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

    DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

    DISCOUNTED PRESENT VALUE. A method of determining the present value of proved reserves in accordance with Commission requirements. Under the Commission method, the future net revenues before income taxes from proved reserves are estimated assuming that oil and natural gas prices and production costs remain constant. The resulting stream of revenues is then discounted at the rate of 10% per year to obtain the present value.

    DRY HOLE OR WELL. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    EXPLORATORY WELL. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

    FARM-IN OR FARM-OUT. An agreement whereunder the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out".

    FIELD. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

    FINDING COSTS. Costs associated with acquiring and developing proved oil and gas reserves which are capitalized by the Company pursuant to generally accepted accounting principles.

    GPS. Global positioning system.

    GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

    MBBLS. One thousand barrels of crude oil or other liquid hydrocarbons.

    MBBLS/D. One thousand barrels of crude oil or other liquid hydrocarbons per day.

    MCF. One thousand cubic feet of natural gas.

    MCF/D. One thousand cubic feet of natural gas per day.

    MCFE. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    MMBBLS. One million barrels of crude oil or other liquid hydrocarbons.

    MMBOE. One million barrels of oil equivalent.

    MMBTU. One million Btus.

    MMCF. One million cubic feet of natural gas.

    MMCFE/D. One million cubic feet of natural gas equivalent per day.

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

    PAY. An industry term used to describe reservoirs in the subsurface which contain hydrocarbons.

    PRESENT VALUE. When used with respect to oil and gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

    PRODUCTIVE WELL. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    PROVED DEVELOPED PRODUCING RESERVES. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

    PROVED DEVELOPED RESERVES. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

    PROVED DEVELOPED NONPRODUCING RESERVES. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

    PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED UNDEVELOPED LOCATION. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

    PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

    RECOMPLETION. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

    RESERVOIR. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

    ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil or gas production free of costs of production.

    TCF. Trillion cubic feet of natural gas.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

    WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

    WORKOVER. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-2

Balance Sheets as of December 31, 1994 and 1995 and unaudited as of September 30, 1996.....................        F-3

Statements of Operations for the period from inception (January 6, 1993) through December 31, 1993, the years ended December 31, 1994 and 1995 and unaudited for the nine month periods ended September 30, 1995
 and 1996..................................................................................................        F-4

Statements of Changes in Common Stockholders' Equity (Deficit) for the period from inception (January 6,
 1993) through December 31, 1993, the years ended December 31, 1994 and 1995 and unaudited for the nine
 month period ended September 30, 1996.....................................................................        F-5

Statements of Cash Flows for the period from inception (January 6, 1993) through December 31, 1993, the years ended December 31, 1994 and 1995 and unaudited for the nine month periods ended September 30, 1995
 and 1996..................................................................................................        F-6

Notes to Financial Statements..............................................................................        F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of 3DX Technologies Inc.:

    We have audited the accompanying balance sheets of 3DX Technologies Inc. (a Delaware corporation) as of December 31, 1994 and 1995, and the related statements of operations, changes in common stockholders' equity (deficit) and cash flows for the period from inception (January 6, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3DX Technologies Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the period from inception (January 6, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
May 7, 1996

                             3DX TECHNOLOGIES INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                                DECEMBER 31,
                                                                           ----------------------
                                                                              1994        1995
                                                                           ----------  ----------  SEPTEMBER 30,
                                                                                                   -------------
                                                                                                       1996
                                                                                                   -------------
                                                                                                    (UNAUDITED)
Current assets:
  Cash and cash equivalents..............................................  $2,444,014  $5,704,014   $ 3,762,208
  Securities held to maturity............................................      --       1,595,167       --
  Accounts receivable....................................................      68,219     113,704       287,548
  Prepaid expenses.......................................................       9,598      85,786        81,334
                                                                           ----------  ----------  -------------
      Total current assets...............................................   2,521,831   7,498,671     4,131,090
                                                                           ----------  ----------  -------------
Property and equipment:
  Oil and gas properties (full-cost method--including $828,321,
    $1,375,145 and $1,993,753, respectively, not subject to depletion,
    depreciation and amortization).......................................   2,403,467   4,023,869     7,435,604
  Technical interpretation equipment.....................................     464,105   1,083,925     1,496,925
  Office furniture and equipment.........................................      73,444     139,570       162,717
  Office leasehold improvements..........................................      --          31,307        39,101
                                                                           ----------  ----------  -------------
                                                                            2,941,016   5,278,671     9,134,347
  Less accumulated depletion, depreciation and amortization..............    (271,839) (2,343,578)   (4,281,588)
                                                                           ----------  ----------  -------------
                                                                            2,669,177   2,935,093     4,852,759
Other assets:
  Deposits...............................................................      --          12,886         7,886
  Organization costs, net of accumulated amortization....................       5,787       3,854         2,405
                                                                           ----------  ----------  -------------
                                                                           $5,196,795  $10,450,504  $ 8,994,140
                                                                           ----------  ----------  -------------
                                                                           ----------  ----------  -------------

                                    LIABILITIES, REDEEMABLE PREFERRED STOCK
                                   AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable.......................................................  $  365,539  $  194,742   $   620,557
  Accrued liabilities....................................................      53,706      39,166        74,883
                                                                           ----------  ----------  -------------
      Total current liabilities..........................................     419,245     233,908       695,440
                                                                           ----------  ----------  -------------
Dividends payable on Series C preferred stock............................      --          --           798,672
                                                                           ----------  ----------  -------------
Commitments (Note 10)
Mandatorily redeemable Series B preferred stock, $.01 par value, $100 per share redemption price, 200,000 shares authorized, 59,034, 66,871 and
  66,871 shares issued and outstanding, respectively.....................   5,518,487   6,344,791     6,377,389
                                                                           ----------  ----------  -------------
Mandatorily redeemable Series C senior preferred stock, $.01 par value,
  $3 per share redemption price, 3,300,000 shares authorized, 0,
  2,662,241 and 2,662,241 shares issued and outstanding, respectively....      --       7,903,833     7,912,368
                                                                           ----------  ----------  -------------
Common stockholders' equity (deficit):
  Common stock, $.01 par value, 12,000,000 shares authorized, 2,987,908,
    2,987,908 and 2,991,032 shares issued and outstanding,
    respectively.........................................................      29,879      29,879        29,910
  Paid-in capital........................................................     793,166     793,166       793,739
  Notes receivable from stock sales......................................     (26,157)    (47,756)      (16,448)
  Accumulated deficit....................................................  (1,537,825) (4,807,317)   (7,596,930)
                                                                           ----------  ----------  -------------
      Total common stockholders' deficit.................................    (740,937) (4,032,028)   (6,789,729)
                                                                           ----------  ----------  -------------
                                                                           $5,196,795  $10,450,504  $ 8,994,140
                                                                           ----------  ----------  -------------
                                                                           ----------  ----------  -------------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                            STATEMENTS OF OPERATIONS

                                          PERIOD FROM
                                           INCEPTION
                                          (JANUARY 6,
                                             1993)                                        NINE MONTH PERIODS
                                            THROUGH       YEARS ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                         DECEMBER 31,    --------------------------  ----------------------------
                                             1993           1994          1995           1995           1996
                                        ---------------  -----------  -------------  -------------  -------------
                                                                                             (UNAUDITED)
Revenues:
  Oil and gas.........................    $   --         $   303,836  $     274,511  $     202,185  $     408,459
  Rental income.......................        127,034        100,962         58,195         45,563        120,098
  Interest and other..................          7,528         52,817        236,186        125,549        217,678
                                        ---------------  -----------  -------------  -------------  -------------
      Total revenues..................        134,562        457,615        568,892        373,297        746,235
                                        ---------------  -----------  -------------  -------------  -------------
Costs and expenses:
  Oil and gas operating...............        --              14,225         60,877         31,443         28,463
  Production and ad valorem taxes.....        --              19,812         17,656         12,380         22,764
  Impairment of oil and gas
    properties........................        --             --           1,627,321      1,477,567      1,476,690
  Depletion, depreciation, and
    amortization......................         65,368        210,347        446,350        287,933        463,573
  General and administrative..........        596,267        598,244        854,072        652,671        704,264
  Interest and amortization of loan
    guarantee fees....................         88,006        --            --             --                  289
                                        ---------------  -----------  -------------  -------------  -------------
      Total costs and expenses........        749,641        842,628      3,006,276      2,461,994      2,696,043
                                        ---------------  -----------  -------------  -------------  -------------
Net loss..............................       (615,079)      (385,013)    (2,437,384)    (2,088,697)    (1,949,808)
Dividends on preferred stock..........        --            (503,400)      (783,700)      --             (798,672)
Accretion on preferred stock..........         (3,966)       (30,367)       (48,408)       (34,681)       (41,133)
                                        ---------------  -----------  -------------  -------------  -------------
Net loss applicable to common
  stockholders........................    $  (619,045)   $  (918,780) $  (3,269,492) $  (2,123,378) $  (2,789,613)
                                        ---------------  -----------  -------------  -------------  -------------
                                        ---------------  -----------  -------------  -------------  -------------
Primary and fully diluted net loss per
  common share........................          $(.62)         $(.39)        $(1.09)         $(.71)         $(.93)
                                        ---------------  -----------  -------------  -------------  -------------
                                        ---------------  -----------  -------------  -------------  -------------
Weighted average number of common
  shares outstanding..................         993,412     2,373,258      2,987,908      2,987,908      2,989,480
                                        ---------------  -----------  -------------  -------------  -------------
                                        ---------------  -----------  -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

         STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY (DEFICIT)
   FOR THE PERIOD FROM INCEPTION (JANUARY 6, 1993) THROUGH DECEMBER 31, 1993,
                 AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995
        AND UNAUDITED FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996

                                                                 COMMON STOCKHOLDERS' EQUITY (DEFICIT)
                                             -----------------------------------------------------------------------------
                                                 COMMON STOCK                                     STOCK
                                             ---------------------   PAID-IN     ACCUMULATED   SUBSCRIPTIONS
                                               SHARES     AMOUNT     CAPITAL       DEFICIT      RECEIVABLE       TOTAL
                                             ----------  ---------  ----------  -------------  ------------  -------------
Shares issued for cash at inception........     768,117  $   7,681  $   36,891  $    --         $   --       $      44,572
Shares issued to founders in November
  1993.....................................     259,172      2,592      47,538       --            (16,543)         33,587
Conversion of shares to common stock.......     329,003      3,290     409,460       --             --             412,750
Shares issued in November 1993.............     876,237      8,762     160,723       --            (24,984)        144,501
Accretion on preferred stock...............      --         --          --             (3,966)      --              (3,966)
Net loss...................................      --         --          --           (615,079)      --            (615,079)
                                             ----------  ---------  ----------  -------------  ------------  -------------
Balance at December 31, 1993...............   2,232,529     22,325     654,612       (619,045)     (41,527)         16,365
Principal collections......................      --         --          --           --             27,862          27,862
Shares issued in October 1994..............     755,378      7,554     138,554       --            (12,492)        133,616
Accrual of dividends.......................      --         --          --           (503,400)      --            (503,400)
Accretion on preferred stock...............      --         --          --            (30,367)      --             (30,367)
Net loss...................................      --         --          --           (385,013)      --            (385,013)
                                             ----------  ---------  ----------  -------------  ------------  -------------
Balance at December 31, 1994...............   2,987,907     29,879     793,166     (1,537,825)     (26,157)       (740,937)
Principal collections......................      --         --          --           --             36,156          36,156
Shares issued in 1995......................      --         --          --           --            (57,755)        (57,755)
Accrual of dividends.......................      --         --          --           (783,700)      --            (783,700)
Accretion on preferred stock...............      --         --          --            (48,408)      --             (48,408)
Net loss...................................      --         --          --         (2,437,384)      --          (2,437,384)
                                             ----------  ---------  ----------  -------------  ------------  -------------
Balance at December 31, 1995...............   2,987,907     29,879     793,166     (4,807,317)     (47,756)     (4,032,028)

UNAUDITED:
Principal collections......................      --         --          --           --             31,308          31,308
Shares issued in June 1996.................       3,124         31         573       --             --                 604
Accrual of dividends.......................      --         --          --           (798,672)      --            (798,672)
Accretion on preferred stock...............      --         --          --            (41,133)      --             (41,133)
Net loss...................................      --         --          --         (1,949,808)      --          (1,949,808)
                                             ----------  ---------  ----------  -------------  ------------  -------------
Balance at September 30, 1996..............   2,991,031  $  29,910  $  793,739  $  (7,596,930)  $  (16,448)  $  (6,789,729)
                                             ----------  ---------  ----------  -------------  ------------  -------------
                                             ----------  ---------  ----------  -------------  ------------  -------------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                            STATEMENTS OF CASH FLOWS

                                                   PERIOD FROM
                                                    INCEPTION
                                                   (JANUARY 6,                             NINE MONTH PERIODS
                                                      1993)           YEARS ENDED                ENDED
                                                     THROUGH          DECEMBER 31,           SEPTEMBER 30,
                                                   DECEMBER 31,  ----------------------  ----------------------
                                                       1993         1994        1995        1995        1996
                                                   ------------  ----------  ----------  ----------  ----------
                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................   $ (615,079)  $ (385,013) $(2,437,384) $(2,088,697) $(1,949,808)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depletion, depreciation and amortization.....       65,368      210,347     446,350     287,933     462,769
    Amortization of loan guarantee fees..........       80,000       --          --          --          --
    Non-cash general and administrative
      expenses...................................       26,751       --          --          --          --
    Impairment of oil and gas properties.........       --           --       1,627,321   1,477,567   1,476,690
    (Increase) decrease in accounts receivable...     (216,147)     147,928     (45,485)     27,672    (173,844)
    (Increase) decrease in prepaid expenses......       (1,361)      (8,237)    (76,188)   (118,709)      4,452
    Increase (decrease) in accounts payable......       15,025       24,441      (3,005)   (341,112)    (72,303)
    Increase (decrease) in accrued liabilities...       26,929       26,777     (14,540)     47,641      35,717
                                                   ------------  ----------  ----------  ----------  ----------
  Net cash provided by (used in) operating
    activities...................................     (618,514)      16,243    (502,931)   (707,705)   (216,327)
                                                   ------------  ----------  ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition, exploration and development of oil
    and gas properties...........................     (794,377)  (1,822,174) (2,185,804) (1,257,552) (2,913,619)
  Sales proceeds--undeveloped oil and gas
    interests....................................      396,370       --         480,931     480,931      --
  Purchase of technical and office equipment and
    leasehold improvements.......................       --         (196,190)   (800,573)   (509,730)   (443,940)
  (Purchase of) proceeds from securities held to
    maturity.....................................       --           --      (1,595,167)     --       1,595,167
  Other..........................................       (2,736)         500     (12,886)     (7,886)      5,001
                                                   ------------  ----------  ----------  ----------  ----------
  Net cash used in investing activities..........     (400,743)  (2,017,864) (4,113,499) (1,294,237) (1,757,391)
                                                   ------------  ----------  ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Common stock proceeds, net of issuance costs...      247,644      162,651      --          --             604
  Series A preferred stock cash proceeds.........      100,000       --          --          --          --
  Series B preferred stock proceeds, net of
    issuance costs...............................    2,601,875    2,352,722      25,297      25,297      --
  Series C preferred stock proceeds, net of
    issuance costs...............................       --           --       7,851,133   7,802,874      31,308
  Proceeds from issuance of long-term debt.......      400,000       --          --          --          --
  Repayments of long-term debt...................     (400,000)      --          --          --          --
                                                   ------------  ----------  ----------  ----------  ----------
  Net cash provided by financing activities......    2,949,519    2,515,373   7,876,430   7,828,171      31,912
                                                   ------------  ----------  ----------  ----------  ----------
Net change in cash and cash equivalents..........    1,930,262      513,752   3,260,000   5,826,229  (1,941,806)
Cash and cash equivalents at beginning of year...       --        1,930,262   2,444,014   2,444,014   5,704,014
                                                   ------------  ----------  ----------  ----------  ----------
Cash and cash equivalents at end of the year.....   $1,930,262   $2,444,014  $5,704,014  $8,270,243  $3,762,208
                                                   ------------  ----------  ----------  ----------  ----------
                                                   ------------  ----------  ----------  ----------  ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest.......   $    8,006   $   --      $   --      $   --      $      289
                                                   ------------  ----------  ----------  ----------  ----------
                                                   ------------  ----------  ----------  ----------  ----------
  Stock dividends................................   $   --       $  503,400  $  783,700  $   --      $   --
                                                   ------------  ----------  ----------  ----------  ----------
                                                   ------------  ----------  ----------  ----------  ----------
  Dividends declared but not paid................   $   --       $   --      $   --      $   --      $  798,672
                                                   ------------  ----------  ----------  ----------  ----------
                                                   ------------  ----------  ----------  ----------  ----------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                         NOTES TO FINANCIAL STATEMENTS

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION

    3DX Technologies Inc. ("3DX" or the "Company"), began operations in January 1993 to offer its 3-D seismic data and computer-aided exploration capabilities as a partner to experienced oil and gas operators in its geographical areas of interest. By combining the operator's local knowledge and infrastructure with 3DX's imaging capabilities, 3DX believes it is able to evaluate and exploit drilling opportunities at lower-than-normal cost. The Company primarily invests in prospects where 3-D seismic evaluation and interpretation is expected to reduce drilling risk. Working interests in major prospects have ranged from 5% up to 40% in property investments to date. The Company's future operations are dependent on a variety of factors, including its successful application of its technical expertise, profitable exploitation of its oil and gas properties, successful access to capital sources and variable oil and gas prices and costs, among others. See "Risk Factors" included elsewhere in this document.

    The Company was initially funded by its three founding stockholders and by Landmark Graphics Corporation (Landmark), a publicly-traded Houston company which is a leading supplier of interactive computer-aided exploration systems used by geoscientists to analyze subsurface data in the process of exploring for and producing petroleum reserves. Landmark's initial investment included cash of $100,000, technical equipment and office furniture valued at approximately $150,000 and $50,000, respectively (which approximated predecessor cost), organization costs valued at approximately $6,000, a $400,000 bank loan guarantee valued at approximately $80,000, the payment of certain 3DX general and administrative expenses of approximately $27,000, and preferred stock issuance costs of approximately $87,000. The three founding stockholders of 3DX were formerly employed by Landmark.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    OIL AND GAS PROPERTIES

    3DX accounts for its oil and gas properties using the full-cost method. All direct and certain indirect costs associated with the acquisition, exploration and development of oil and gas properties (including such costs as leasehold acquisition costs, geological and geophysical expenditures, dry hole costs and tangible and intangible development costs) are capitalized as incurred. Included in capitalized costs for the period ended December 31, 1993, the years ended December 31, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996 are general and administrative costs of $156,652, $375,922, $618,614, $449,678, and $649,885, respectively, that are directly attributable to the Company's acquisition, exploration and development activities.

    Dispositions of oil and gas properties are reported as adjustments to capitalized costs, with gains and losses not recognized unless such adjustments would significantly alter the relationship between capitalized costs and estimated proved oil and gas reserves.

    The evaluated costs of oil and gas properties plus estimated future development and dismantlement costs (including plugging, abandonment and site-restoration costs) are charged to operations as depreciation, depletion, and amortization using the unit-of-production method based on the ratio of current production to proved recoverable oil and gas reserves as estimated by the Company and corroborated by independent petroleum engineering firms. The Company excludes unevaluated property costs from the depreciation, depletion and amortization computations until the discovery of proved reserves or a determination of impairment occurs.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    To the extent that capitalized costs of oil and gas properties, net of related accumulated depreciation, depletion and amortization and related deferred income taxes, exceed the discounted future net revenues of estimated proved oil and gas reserves plus the lower of cost or fair value of unevaluated properties, net of income tax effects, such excess costs are charged to operations as an impairment of oil and gas properties. No such writedowns were required during 1993 or 1994. A writedown of $1,627,321 was required for the year ended December 31, 1995. Write-downs of $1,477,567 and $1,476,690 were required for the nine month periods ended September 30, 1995 and 1996, respectively.

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121 ("SFAS No. 121") regarding accounting for the impairment of long-lived assets. The Company adopted SFAS No. 121 effective January 1, 1996. However, its provisions are not applicable to the Company's oil and gas properties as they are accounted for under the full-cost method of accounting. The adoption of SFAS No. 121 had no effect on the Company's results of operations for the nine month period ended September 30, 1996.

    Technical interpretation equipment and office furniture and equipment are recorded at cost, and depreciation is determined on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 5 years. Depletion, depreciation and amortization expense includes depreciation related to equipment and furniture of $65,368, $119,675, $288,014, and $336,427 for the period ended December 31, 1993, the years ended December 31, 1994 and 1995, and the nine month period ended September 30, 1996.

    SECURITIES HELD TO MATURITY

    Securities held to maturity at December 31, 1995 include various types of government debt securities which matured on March 31, 1996, and are carried at amortized cost at December 31, 1995.

    ACCOUNTING FOR INCOME TAXES

    The Company provides deferred income taxes at the balance sheet date for the estimated tax effects of differences in the existing tax basis of assets and liabilities and their financial statement carrying amounts.

    NATURAL GAS REVENUES

    Natural gas revenues are recorded using the sales method, whereby the Company recognizes natural gas revenues based on the amount of gas sold to product purchasers on its behalf. The Company has no material gas imbalances.

    RENTAL INCOME

    In January 1993, the Company entered into an informal revenue-sharing arrangement with a seismic processing company whereby the Company would receive a percentage of the seismic processing company's gross billings in exchange for providing office space and use of the Company's technical equipment. Revenues under this ongoing arrangement amounted to $89,718, $100,962 and $58,195 in 1993, 1994 and 1995, respectively. Revenues under this arrangement amounted to $45,563 and $120,098 in the nine month periods ended September 30, 1995 and 1996, respectively.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    STATEMENTS OF CASH FLOWS

    For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

    CONCENTRATION OF CREDIT RISK

    All of the Company's receivables are due from oil and gas producing companies located in the United States. The Company has not experienced any significant credit losses related to its receivables.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, securities held to maturity and accounts receivable, approximate their fair values due to their short-term nature.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Oil and gas reserve estimates, which are the basis for units-of-production depletion and the ceiling test, are inherently imprecise and are expected to change as future information becomes available.

    COMPUTATION OF NET LOSS PER COMMON SHARE

    Net loss per common share is computed using the weighted average number of common shares outstanding during the periods. The effects of all stock options and potential conversion of other securities to common stock are anti-dilutive in all periods presented. The effect of treating common stock and options issued since October 18, 1995 as outstanding for all periods presented, which is the treatment contemplated in Staff Accounting Bulletin No. 83, is immaterial to net loss per common share for all the periods being reported.

    INTERIM FINANCIAL DATA (UNAUDITED)

    The unaudited financial statements as of September 30, 1996, and for the nine month periods ended September 30, 1995 and 1996 and all related footnote information for these periods have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations and cash flows in accordance with generally accepted accounting principles.

    PRIOR YEAR RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform with the current presentation.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

3. INCOME TAXES

    Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                       1994          1995
                                                                    -----------  -------------
Deferred tax liability:
  Exploration and development expenditures deducted for tax and
    capitalized for books.........................................  $   345,831  $    (103,867)
  Other items, net................................................      --             (37,523)
                                                                    -----------  -------------
      Total deferred tax liability................................     (345,831)      (141,390)
                                                                    -----------  -------------
Deferred tax assets:
  Net operating loss carryforwards................................      653,394      1,238,317
  Other items, net................................................       28,419         66,375
                                                                    -----------  -------------
      Total deferred tax assets...................................      681,813      1,304,692
  Less:Valuation allowance........................................     (335,982)    (1,163,302)
                                                                    -----------  -------------
Net deferred tax assets...........................................      345,831        141,390
                                                                    -----------  -------------
Net deferred tax liability........................................  $   --       $    --
                                                                    -----------  -------------
                                                                    -----------  -------------

    The Company's provision for income taxes differs from the amount computed by applying the statutory rate due principally to the valuation allowance recorded against its deferred tax asset account relating to net operating tax loss carryforwards. Management believes that such allowance is necessary until there is greater assurance that the net operating tax loss carryforwards can be utilized.

    The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets for which realization is uncertain. As of December 31, 1995, the Company has tax net operating loss carryforwards of $3,642,108 which begin to expire in 2008. As a result of the pending initial public offering (See Note 12.), there may be a limitation placed on the Company's utilization of its NOL's by Section 382 of the Internal Revenue Code. The Company will review the valuation allowance at the end of each quarter and will make adjustments if it is determined that it is more likely than not that the deferred tax assets will be realized.

4. RELATED-PARTY TRANSACTIONS

    The Company purchased technical equipment, supplies, and software and hardware maintenance amounting to $174,374 in 1993, $118,630 in 1994 and $521,128 in 1995 from Landmark. During the unaudited nine month periods ended September 30, 1995 and 1996, the Company purchased $405,480 and $219,461, respectively, from Landmark.

    The Company paid legal, accounting and consulting fees of $150,357 in 1993, $57,867 in 1994 and $163,997 in 1995 to stockholders of the Company (or the firms of stockholders). During the unaudited nine month periods ended September 30, 1995 and 1996, the Company paid to such persons $119,591 and $57,055, respectively.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5. MANDATORILY REDEEMABLE PREFERRED STOCK

    On January 27, 1993, the Company sold 100,000 shares of Series A preferred stock to Landmark for a total consideration of $500,000, composed of cash, technical and office equipment, furniture, organizational costs, a bank loan guarantee, payment of certain general and administrative expenses, and preferred stock issuance costs. The Series A preferred stock contained no voting rights, was convertible into Class A common stock, and contained a mandatory-redemption feature which allowed the holder of the Series A preferred stock to require 3DX to redeem the stock at the higher of the original issue value or the then-current fair market value of the stock at the time of redemption.

    The Series A preferred stock was exchanged for 329,003 shares of common stock in connection with the issuance of Series B preferred stock in connection with the sale of equity units in November 1993.

    The Company's Series B and Series C redeemable preferred stocks are presented on the balance sheet outside of common equity because they both have mandatory-redemption provisions outside the control of the Company, and both are being accreted to their projected redemption values through a charge to common equity during the periods such securities were outstanding.

    In November 1993, the Company sold 29,000 equity units consisting of an aggregate of 29,000 shares of the Company's redeemable Series B preferred stock, par value of $.01 per share, and 876,237 shares of common stock, par value of $.01 per share. The stock was sold for net proceeds of $94.1558 per share of Series B preferred stock and $.19 per share of common stock. The difference between the sales price and the redemption price of $100 per share is subject to an annual pro-rata accretion charge to retained earnings, so that at the time of the mandatory redemption, the value of each share of preferred stock will equal the redemption price of $100. The Series B preferred stockholders are entitled to 100 votes for each share held, and shall vote together with holders of common stock and not as a separate class. The Series B preferred stockholders are entitled to receive (out of any funds legally available therefor) dividends (in cash or in shares of Series B preferred stock, as determined by the Board of Directors) at an annual rate per share of $12.50 if in cash or .13276 shares of Series B preferred stock if in stock, payable annually on December 31, commencing in December 1994. The Series B preferred stock has a redemption price of $100 per share. The Series B preferred stock also contains a mandatory-redemption feature under which the stock will be redeemed at the redemption price in two installments (50% on November 9, 2002 and 50% on November 9, 2003). 3DX has the option to redeem the outstanding Series B Preferred stock at any time with funds legally available therefor. As consideration for the Series B preferred and common stock sale, the Company received $2,875,019 in cash and promissory notes from two of its founders amounting to $24,984. The Company incurred legal and other offering costs of $103,659 in connection with this Series B preferred stock unit sale.

    On October 24, 1994, the Company sold 25,000 equity units consisting of an aggregate of 25,000 shares of the Company's redeemable Series B preferred stock, par value of $.01 per share, and 755,378 shares of common stock, par value of $.01 per share. The stock was sold for net proceeds of $94.1558 per share of Series B preferred stock and $.19 per share of common stock. As consideration for the Series B preferred and common stock sale, the Company received $2,487,511 in cash and a promissory note from one of its founders amounting to $12,492.

    Dividends on the Series B preferred stock have been paid in stock rather than in cash as determined by the Board of Directors.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5. MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED)
    During the period from July 26, 1995 until September 25, 1995, the Company sold a total of 2,662,241 shares of the Company's senior redeemable convertible Series C preferred stock, par value of $.01 per share. The stock was sold for $3 per share. The Series C preferred stockholders are entitled to 1 vote for each number of common shares their Series C preferred stock is convertible into, and shall vote together with holders of common stock and not as a separate class. The Series C preferred stockholders are entitled to receive when, as and if declared by the Board of Directors (out of any funds legally available therefor) dividends (in cash or in shares of Series C preferred stock, as determined by the Board of Directors) at an annual rate per share of $.24 if in cash or .08 shares of Series C preferred stock if in stock, payable quarterly, commencing on September 30, 1995.

    The Series C preferred stock also contains a right to convert to common stock on a one share for one share basis at any time, and the shares shall be automatically converted upon the occurrence of certain automatic conversion events (including the successful completion of an initial public offering of the Company's common stock if certain pricing and other criteria are met). The Series C preferred stock also contains a mandatory-redemption feature under which the stock will be redeemed (if requested in writing with at least 30 days notice by at least 67% of the holders) at the liquidation price in two installments (50% on November 9, 2002 and 50% on November 9, 2003). In the event of a merger, sale or dissolution of the Company, or initiation of mandatory redemption of the senior preferred Series C stock where the proceeds to the holders are less than two times the holders' original basis plus accrued dividends, then in such event the holders will receive the face value of their investment plus accrued dividends and will also be entitled to participate on an "as if converted" basis in all remaining net proceeds of the Company. As consideration for the Series C preferred stock sale, the Company received $7,928,968 in cash, and promissory notes from two of its founders and one board member amounting to $57,755. The Company incurred legal and other offering costs of $87,844 in connection with this Series C preferred stock sale.

    At its October 6, 1995 meeting, the Board of Directors of the Company granted each purchaser of shares of senior redeemable convertible Series C preferred stock a warrant to purchase additional shares equal to 10% of the shares owned by such purchaser, at an exercise price of $3 per share, such shares to be exercisable at any time until the earlier of (a) five years from the date of issuance and (b) the effective date of an initial public offering of the Company's securities. No value was assigned to these warrants, since the warrant exercise price equaled the price recently paid for the stock.

    During the nine months ended September 30, 1996, the Company accrued a dividend on the Series C preferred stock of $798,672.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5. MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED)
    The following table summarizes the inception to date activity of mandatorily redeemable preferred stock:

                                                                      REDEEMABLE PREFERRED STOCK
                                              --------------------------------------------------------------------------
                                                     SERIES A                 SERIES B                  SERIES C
                                              -----------------------  -----------------------  ------------------------
                                                SHARES      AMOUNT      SHARES       AMOUNT       SHARES       AMOUNT
                                              ----------  -----------  ---------  ------------  ----------  ------------
Shares issued for cash and other assets in
  January 1993..............................     100,000  $   500,000     --      $    --           --      $    --
Issuance costs..............................      --          (87,250)    --           --           --           --
Conversion of shares to common stock........    (100,000)    (412,750)    --           --           --           --
Shares issued in November 1993..............      --          --          29,000     2,730,518      --           --
Issuance costs..............................      --          --          --          (103,659)     --           --
Accretion to redemption value...............      --          --          --             3,966      --           --
                                              ----------  -----------  ---------  ------------  ----------  ------------
Balance at December 31, 1993................      --          --          29,000     2,630,825      --           --
Shares issued in October 1994...............      --          --          25,000     2,353,895      --           --
Accrual of dividends........................      --          --           5,034       503,400      --           --
Accretion to redemption value...............      --          --          --            30,367      --           --
                                              ----------  -----------  ---------  ------------  ----------  ------------
Balance at December 31, 1994................      --          --          59,034     5,518,487      --           --
Shares issued in 1995.......................      --          --          --           --        2,662,241     7,986,723
Offering Costs..............................      --          --          --              (860)     --           (87,834)
Accrual of dividends........................      --          --           7,837       783,700      --           --
Accretion to redemption value...............      --          --          --            43,464      --             4,944
                                              ----------  -----------  ---------  ------------  ----------  ------------
Balance at December 31, 1995................      --          --          66,871     6,344,791   2,662,241     7,903,833

UNAUDITED:
Accretion to redemption value...............      --          --          --            32,598      --             8,535
                                              ----------  -----------  ---------  ------------  ----------  ------------
Balance of September 30, 1996...............      --      $   --          66,871  $  6,377,389   2,662,241  $  7,912,368
                                              ----------  -----------  ---------  ------------  ----------  ------------
                                              ----------  -----------  ---------  ------------  ----------  ------------

6. COMMON STOCKHOLDERS' EQUITY (DEFICIT)

    On January 27, 1993, the Company sold 768,117 shares of common stock to its founding stockholders for $44,572 ($.06 per share). These shares are subject to a stock purchase and restriction agreement under which the Company has retained a right to repurchase any "unvested" shares at the original sales price of $.06 per share. For purposes of determining vesting, the shares vest over a period of 4 years based on the continued employment of the applicable stockholder, annually the first two years and monthly the next 24 months.

    On November 9, 1993, the Company sold 259,172 shares of common stock to its founding stockholders at $.19 per share. As consideration for the common stock sale, the Company received net proceeds of $33,587 in cash and a promissory note from one of its founders amounting to $16,543.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

6. COMMON STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    On May 24, 1995, the Board of Directors authorized a 10-for-1 stock split of the Company's common stock. See also Note 12 for information on the reverse stock split which occurred in October 1996. All references in this report to the number of common shares outstanding reflect these splits.

7. STOCK OPTIONS

    In June 1994, the Board of Directors approved the 1994 Stock Option Plan (the Plan) for employees, officers, directors and certain consultants of the Company. The ten year options vest for employees over four years (annually for the first two years and monthly the last two years) and for directors and consultants over three years (annually with 50% in year one) and certain of these options are eligible for accelerated vesting upon a change of control of the Company. At December 31, 1995 the Company had reserved 852,719 shares of common stock for issuance under this Plan. All options to purchase common stock were granted at or above the fair value of the Company's common stock as determined by the Board of Directors.

    The following table summarizes option balances and activity for the Plan:

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                         ------------------------
                                                                            1994         1995
                                                                         -----------  -----------  PERIOD ENDED
                                                                                                   SEPTEMBER 30,
                                                                                                       1996
                                                                                                   -------------
                                                                                                    (UNAUDITED)
Option shares outstanding:
  Beginning of period..................................................      --           438,783       686,943
  Granted..............................................................      438,783      248,160       235,235
  Exercised............................................................      --           --             (3,124)
  Canceled.............................................................      --           --           (157,146)
                                                                         -----------  -----------  -------------
  End of period........................................................      438,783      686,943       761,908
Shares available for grant at end of period............................      413,936      165,776        90,811
Weighted average price of options exercised during period..............      --           --        $      0.19
Range of exercise price of options outstanding at end of period........  $ 0.19-0.26  $ 0.19-0.58   $ 0.19-0.58
Weighted average exercise price of options outstanding at end of
  period...............................................................  $      0.22  $      0.42   $      0.47
Weighted average fair value of options granted during period...........      --       $      0.42   $      0.47

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS No. 123"). SFAS No. 123 is a new standard of accounting for stock-based compensation and establishes a fair value method of accounting for awards granted after December 31, 1995 under stock compensation plans. SFAS No. 123 encourages, but does not require, companies to adopt the fair value method of accounting in place of the existing method of accounting for stock-based compensation whereupon compensation costs are recognized only in situations where stock compensation plans award intrinsic value to recipients at the date of grant. Companies that do not adopt the fair value method of accounting prescribed in SFAS No. 123 must, nonetheless, make annual pro forma disclosures of the estimated effects on net income and earnings per share in their year-end 1996 financial statements as if the fair value method had been used for grants after December 31, 1994.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

8. NOTES RECEIVABLE FROM STOCK SALES

    During 1993, 1994 and 1995, two officers and one member of the Board of Directors purchased common or preferred stock for notes, which are reflected as an offset to equity in the accompanying financial statements. The notes are full recourse promissory notes bearing interest at a fixed rate of 6% per annum. The notes from the two employees are collateralized by certain vested stock options the individuals hold from their former employer. The principal and all accrued interest on the notes held at December 31, 1995 and at September 30, 1996 are due in or before January 1997.

9. SAVINGS PLAN

    The Company has joined with Landmark in offering its employees an employee 401-K savings plan (the Plan) which became effective upon inception of the Company. The Plan covers substantially all employees and entitles them to contribute up to 15% of their annual compensation, subject to maximum limitations imposed by the Internal Revenue Code. While the Plan allows for employer matching of a portion of the employee contributions, the Company has elected not to match contributions.

10. COMMITMENTS

    Effective March 1, 1995, the Company entered into a 5-year office facilities operating lease agreement which required an 18-month rent prepayment at inception, and contains typical renewal options and escalation clauses. Rental expense under office facilities operating leases was approximately $61,000 in 1994 and $90,370 in 1995. Rental expense under office facilities operating leases was $66,599 and $72,136 for the nine months ended September 30, 1995 and 1996, respectively.

    Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows at December 31, 1995:

  1996....................................................  $  31,544
  1997....................................................     94,633
  1998....................................................     94,633
  1999....................................................     94,633
  Thereafter..............................................     15,772
                                                            ---------
Total minimum lease payments..............................  $ 331,215
                                                            ---------
                                                            ---------

11. SALE OF ASSETS

    In April 1995, the Company sold 66.67% of its working interest in two significant prospects to a group of individual investors who are stockholders in the Company (through a limited partnership). Proceeds from the sale, which represented approximately 66.67% of 3DX's total costs incurred to date on the prospects, amounted to $480,931. No gain or loss was recorded on this transaction.

12. EVENTS SUBSEQUENT TO AUDITORS' REPORT DATE

    In October 1996, the Board of Directors authorized a reverse stock split whereby stockholders of common stock will receive .517 shares of common stock for every 1 share previously owned. The previous conversion ratio of Series C preferred stock into shares of common stock will also be adjusted for this

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

12. EVENTS SUBSEQUENT TO AUDITORS' REPORT DATE (CONTINUED) reverse split. In addition, authorized, issued, and outstanding options under the Company's 1994 stock option plan will be revised to reflect the impact of the reverse stock split on share and option prices. All references in this report to number of common shares outstanding reflect this reverse stock split retroactively to inception of the Company.

    The Company anticipates filing a registration statement on Form S-1 for the sale of 2,500,000 shares of common stock in the fourth quarter of 1996. The offering is expected to raise approximately $32.2 million in net proceeds, which are expected to be used, among other purposes, to redeem all the outstanding Series B preferred stock and for future capital and exploration expenditures. In connection with such offering, the Series C preferred stock is expected to be converted to common stock and the Series C dividends payable will be paid in cash.

13. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    The following table sets forth the Company's results of operations for oil and gas producing activities for the years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1996. There were no oil and gas producing activities for the period from inception (January 6, 1993) through December 31, 1993.

                                                                                           SEPTEMBER 30,
                                                                   1994         1995           1996
                                                                ----------  -------------  -------------
Oil and gas revenues..........................................  $  303,836  $     274,511   $   408,459
Oil and gas operating costs...................................      14,225         60,877        28,463
Production taxes..............................................      19,812         17,656        22,764
Impairment of oil and gas properties..........................      --          1,627,321     1,476,690
Depletion, depreciation and amortization......................      90,672        158,336       126,342
                                                                ----------  -------------  -------------
Income (loss) before income taxes.............................     179,127     (1,589,679)   (1,245,800)
Income tax expense (credit)...................................      --           --             --
                                                                ----------  -------------  -------------
Net income (loss).............................................  $  179,127  $  (1,589,679)  $(1,245,800)
                                                                ----------  -------------  -------------
                                                                ----------  -------------  -------------

    The results of operations from oil and gas producing activities were determined in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities" ("SFAS No. 69") and, therefore, do not include corporate overhead, interest and other general income and expense items.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

14. COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    The aggregate amounts of capitalized costs relating to the Company's oil and gas producing activities and the related accumulated depletion, depreciation, and amortization and impairment at December 31, 1994 and 1995 and at September 30, 1996 were as follows:

                                                                  1994          1995           1996
                                                              ------------  -------------  -------------
Unproved properties.........................................  $    828,321  $   1,375,145  $   1,993,753
Proved properties...........................................     1,575,146      2,648,724      5,441,851
                                                              ------------  -------------  -------------
Total capitalized costs.....................................     2,403,467      4,023,869      7,435,604
Less--accumulated depletion, depreciation and
  amortization..............................................       (90,672)    (1,876,329)    (3,479,361)
                                                              ------------  -------------  -------------
                                                              $  2,312,795  $   2,147,540  $   3,956,243
                                                              ------------  -------------  -------------
                                                              ------------  -------------  -------------

    Unevaluated properties and associated costs not currently being amortized and included in oil and gas properties were $828,321, $1,375,145, and $1,993,753 at December 31, 1994, and 1995 and September 30, 1996, respectively. The projects represented by these costs were at such dates undergoing exploration or development activities or projects in which the Company intends to commence such activities in the future. The Company will begin to amortize these costs when proved reserves are established or impairment is determined. The Company believes that the unevaluated properties at December 31, 1995 will be fully evaluated in 24 to 36 months.

    The following table sets forth the costs incurred in the Company's oil and gas property acquisition, exploration and development activities for the years presented:

                                                                                           NINE MONTHS
                                                                                              ENDED
                                                                                          SEPTEMBER 30,
                                                     1993         1994          1995          1996
                                                  ----------  ------------  ------------  -------------
Property acquisition costs--
  Proved........................................  $        0  $          0  $          0   $         0
  Unproved......................................      96,558       372,134       490,141       424,922
Exploration costs...............................     712,996     1,950,304     1,611,192     2,884,020
Development costs...............................           0             0             0       103,210
                                                  ----------  ------------  ------------  -------------
                                                  $  809,554  $  2,322,438  $  2,101,333   $ 3,412,152
                                                  ----------  ------------  ------------  -------------
                                                  ----------  ------------  ------------  -------------

15. OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

RESERVES

    The process of estimating proved developed and proved undeveloped oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of available geologic, engineering and economic data for each reservoir. The data for a given reservoir may change over time as a result of, among other things, additional development activity, production history and viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates may occur in the future. Although every reasonable effort is made to ensure that reserve estimates are based on the most accurate and complete information possible, the significance of the subjective decisions required and

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

15. OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED) variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

    The Company began its exploration program in 1993, by participating in an exploration program as a royalty owner. The Company did not produce any discovered oil and gas reserves in 1993.

    The Company added proved oil and gas reserves in 1994 as a result of exploration efforts on one prospect.

    In 1995, the Company added proved reserves from one additional well in the 1994 prospect, and drilled one additional successful well in a new prospect.

    In the nine months ended September 30, 1996, the Company added proved reserves from eight successful wells from drilling on various prospects.

    The Company's oil and gas reserves, shown below, all of which are located in the continental United States, consist of proved reserves which are estimated to be recoverable in the future under economic and operating conditions.

    The following table sets forth the changes in the Company's total proved reserves (all of which are developed) for the years ended December 31, 1993, 1994 and 1995. The reserve estimates for the Company were prepared by the Company and corroborated by independent petroleum engineering firms.

                                                                  YEAR ENDED               NINE MONTHS
                                                                 DECEMBER 31,                 ENDED
                                                       ---------------------------------  SEPTEMBER 30,
                                                         1993        1994        1995         1996
                                                       ---------  ----------  ----------  -------------
                                                                          OIL (BBLS)
                                                       ------------------------------------------------
Proved reserves at the beginning of the period.......     --           4,000      39,886        41,193
Extensions, discoveries, and other additions.........      4,000      42,000      26,000         7,000
Revisions of previous estimates......................     --          --         (18,000)      (12,000)
Production...........................................     --          (6,114)     (6,693)       (6,499)
                                                       ---------  ----------  ----------  -------------
Proved reserves at the end of the period.............      4,000      39,886      41,193        29,694
                                                       ---------  ----------  ----------  -------------
                                                       ---------  ----------  ----------  -------------


                                                                          GAS (MCF)
                                                       ------------------------------------------------
Proved reserves at the beginning of the period.......     --          20,000   1,236,915       442,795
Extensions, discoveries, and other additions.........     20,000   1,322,000     104,000     2,126,000
Revisions of previous estimates......................     --          --        (801,000)     (176,000)
Production...........................................     --        (105,085)    (97,120)     (117,772)
                                                       ---------  ----------  ----------  -------------
Proved reserves at the end of the period.............     20,000   1,236,915     442,795     2,275,023
                                                       ---------  ----------  ----------  -------------
                                                       ---------  ----------  ----------  -------------

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

15. OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
STANDARDIZED MEASURES OF DISCOUNTED FUTURE NET CASH FLOWS

    The Company's standardized measure of discounted future net cash flows, and changes therein, related to proved oil and gas reserves are as follows (amounts in thousands):

                                                                         DECEMBER 31,
                                                            ---------------------------------------  SEPTEMBER 30,
                                                               1993         1994          1995           1996
                                                            ----------  ------------  -------------  -------------
Future cash inflow........................................  $   84,000  $  2,997,000  $   1,405,000   $ 4,574,000
Future production, development and abandonment costs......        ( --)     (755,000)      (329,000)     (746,000)
                                                            ----------  ------------  -------------  -------------
Future cash flows before income taxes.....................      84,000     2,242,000      1,076,000     3,828,000
Future income taxes.......................................      --           --            --             --
                                                            ----------  ------------  -------------  -------------
Future net cash flows.....................................      84,000     2,242,000      1,076,000     3,828,000
10% Discount factor.......................................     (24,000)     (636,000)      (305,000)   (1,098,000)
                                                            ----------  ------------  -------------  -------------
Standardized measure of discounted future net cash flow...  $   60,000  $  1,606,000  $     771,000   $ 2,730,000
                                                            ----------  ------------  -------------  -------------
                                                            ----------  ------------  -------------  -------------
Changes in standardized measure of discounted future net
  cash flows:
  Sales of oil, gas and natural gas liquids, net of
    production costs......................................              $   (270,000) $    (196,000)  $  (357,000)
  Extensions, discoveries and other additions.............                 1,878,000        349,000     2,333,000
  Revisions of estimates of reserves proved in prior
    years:
    Quantities estimated..................................                   --          (1,280,000)     (343,000)
    Net changes in price and production cost..............                   --             (71,000)      153,000
  Accretion of discount...................................                     6,000        161,000        58,000
  Changes in future development costs.....................                  (112,000)       103,000        31,000
  Changes in production rates (timing) and other..........                    44,000         99,000        84,000
                                                                        ------------  -------------  -------------
  Net change..............................................              $  1,546,000  $    (835,000)  $ 1,959,000
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

    Estimated future cash inflows are computed by applying year-end prices of oil and gas to year-end quantities of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Estimated future income tax expense is calculated by applying year-end statutory tax rates to estimated future pretax net cash flows related to proved oil and gas reserves, less the tax basis (including net operating loss carryforwards projected to be usable) of the properties involved.

    These estimates were determined in accordance with SFAS No. 69. Because of unpredictable variances in expenses and capital forecasts, crude oil and gas prices and oil and gas reserve volume estimates, as well as the arbitrary pricing and discounting assumptions used in these cash flow estimates,

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

15. OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED) management believes the usefulness of this data is limited. These estimates of future net cash flows do not necessarily represent management's assessment of estimated fair market value, future profitability or future cash flow to the Company. Management's investment and operating decisions are based upon reserve estimates that include proved as well as probable reserves and upon different price and cost assumptions from those used herein.

    The future cash flows presented in the "Standardized Measures of Discounted Future Net Cash Flows" are based on year-end oil and gas prices for oil and gas reserves. The Company does not have oil and gas reserves which are committed under oil and gas contracts.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
The Company...............................................................   13
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   14
Dilution..................................................................   15
Capitalization............................................................   16
Selected Financial Data...................................................   17
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   19
Business..................................................................   26
Management................................................................   40
Certain Transactions......................................................   46
Principal Stockholders....................................................   47
Description of Capital Stock..............................................   48
Shares Eligible for Future Sale...........................................   52
Underwriting..............................................................   53
Legal Matters.............................................................   54
Experts...................................................................   54
Additional Information....................................................   54
Glossary of Certain Industry Terms........................................   55
Index to Financial Statements.............................................  F-1

                            ------------------------

    UNTIL            , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,500,000 SHARES

                             3DX TECHNOLOGIES INC.

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                              PETRIE PARKMAN & CO.

                            DATED            , 1996

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All the amounts shown are estimated except the Securities and Exchange Commission (the "Commission") registration fee, the National Association of Securities Dealers, Inc. (the "NASD") filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee................  $  13,068
NASD filing fee....................................................      4,813
Nasdaq National Market listing application fee.....................      *
Printing and engraving expenses....................................      *
Legal fees and expenses............................................      *
Accounting fees and expenses.......................................      *
Blue Sky fees and expenses (including legal fees)..................      *
Transfer agent and registrar fees and expensesp....................      *
Miscellaneous......................................................      *
                                                                     ---------
    Total..........................................................  $   *
                                                                     ---------
                                                                     ---------

------------------------

*   To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify any person under such Section in connection with a proceeding by or in the right of the corporation to procure judgment in its favor, as provided in the preceding sentence, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action, except that no indemnification shall be made in respect thereof unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. A Delaware corporation must indemnify any person who was successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter in any proceeding, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. A Delaware corporation may pay for the expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding in advance of the final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

    Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. Article Ninth of the Company's Certificate of Incorporation eliminates the liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL. The DGCL permits the purchase of insurance on behalf of directors and officers against any liability asserted against directors and officers and incurred by such persons in such capacity, or arising out of their status as such, whether or not the corporation would have the power to indemnify directors and officers against such liability. Prior to consummation of the Offering, the Company intends to acquire officers' and directors' liability insurance of $10 million for members of its Board of Directors and executive officers. In addition, the Company has entered into agreements to indemnify its directors and officers.

    At present, there is no pending litigation or other proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

    Reference is made to the form of Underwriting Agreement, filed as Exhibit
1.1 to this Registration Statement which provides for indemnification of the directors and officers signing this Registration Statement and certain controlling persons of the Registrant against certain liabilities, including those arising under the Securities Act, in certain instances by the Underwriters.

    Article Seventh of the Company's Restated Certificate of Incorporation and
Section 5 of the Company's Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    The following sets forth information as to all securities issued by the Registrant during the past three years which were not registered under the Securities Act.

    In January 1993 the Company sold 256,039 shares of Common Stock to each of Messrs. Ennis and Nester and Dr. Duncan at a price per share of $0.06. Also, in January 1993, the Company sold 100,000 shares of Series A Preferred Stock to Landmark Graphics Corp., an accredited investor. In November 1993, the Company issued 329,003 shares of Common Stock in exchange for all of the issued and outstanding shares of Series A Preferred Stock.

    In November 1993, the Company issued 86,391 shares of restricted Common Stock to each of Messrs. Ennis and Nester and Dr. Duncan at a price per share of $0.19. As of September 30, 1996, 80,992 of the 86,391 shares issued to each of Messrs. Ennis and Nester and Dr. Duncan have vested and the remaining shares vest at the rate of 1,800 shares per month. All such shares will fully vest on December 31, 1996.

    In 1994, the Company issued 256,039 shares of Common Stock to each of Messrs. Ennis and Nester and Dr. Duncan at a price per share of $0.06. As of September 30, 1996, 240,037 of the 256,039 shares issued to each of Messrs. Ennis and Nester and Dr. Duncan have vested, and the remaining shares vest at the rate of 5,334 shares per month. All such shares will fully vest on December 31, 1996.

    In November 1993 and October 1994, the Company sold an aggregate of 54,000 Units, each Unit consisting of one share of Series B Preferred Stock and 30.22 shares of Common Stock, to various accredited investors. The purchase price for each Unit was $100, of which $94.1558 was allocated to each share of Series B Preferred Stock and $0.19 was allocated to each share of Common Stock. The aggregate purchase price for the Units was $5.4 million.

    Between July 1995 and September 1995, the Company sold an aggregate of 2,662,241 shares of Series C Preferred Stock to various accredited investors. The purchase price for each share of Series C Preferred Stock was $3.00, with aggregate proceeds to the Company of $7,986,723.

    On October 6, 1995, the Company issued to the holders of Series C Preferred Stock, warrants to purchase an aggregate of 266,244 shares of Series C Preferred Stock. The exercise price of each warrant is $3.00 per share, subject to adjustment and cashless exercise based on a predetermined formula. The Warrants expire on the earlier to occur of (i) five years from the date of issuance or
(ii) the effective date of the initial public offering of the Company's securities.

    No brokers or underwriters were involved in any of the above issuances and/or sales. All certificates for the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock so issued bear restrictive legends. In connection with each of the offerings and sales described above, the Company relied on Section 4(2) for an exemption from the registration requirements of the Securities Act and each of the respective purchasers represented that they were purchasing such securities for investment only and without a view towards resale.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

EXHIBIT
NO.    DESCRIPTION
------ --------------------------------------------------------------------------
 1.1   Form of Underwriting Agreement between the Company and the Underwriters.*

 3.1(i)(a) Third Restated Certificate of Incorporation of the Company.

 3.1(i)(b) Fourth Amended and Restated Certificate of Incorporation of the Company.*

 3.1(ii)(a) Amended and Restated Bylaws of the Company.

 3.1(ii)(b) Second Amended and Restated Bylaws of the Company.*

 5.1 Opinion of Kelley Drye & Warren LLP (including the consent of such firm) as to the validity of the securities being offered.*

10.1   Technical Services Agreement between Landmark Graphics Corporation and
         Novera Energy Inc. dated January 1993.

10.2   Stock Purchase Agreement among the Company, C. Eugene Ennis, Douglas C.
         Nester, Peter M. Duncan and the Investors named therein dated November
         9, 1993.

10.3   Series C Preferred Stock Purchase Agreement among the Company, C. Eugene
         Ennis, Douglas C. Nester, Peter M. Duncan and the Investors named therein dated July 26, 1995.

10.4   Second Amended and Restated Co-Sale Agreement among the Company, C. Eugene
         Ennis, Douglas C. Nester, Peter M. Duncan and the Investors named therein dated July 26, 1995.

10.5   Stock Purchase and Restriction Agreement between the Company and C. Eugene
         Ennis dated November 9, 1993.

10.6   Stock Purchase and Restriction Agreement between the Company and Peter M.
         Duncan dated November 9, 1993.

10.7   Stock Purchase and Restriction Agreement between the Company and Douglas
         C. Nester dated November 9, 1993.

EXHIBIT
NO.    DESCRIPTION
------ --------------------------------------------------------------------------
10.8   Lease Contract dated January 22, 1995 between the Company and The Penn
         Mutual Life Insurance Company and Letter dated March 1, 1995 from
         Trammell Crow Houston, Inc.

10.9   1994 Stock Option Plan.+

23.1   Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).*

23.2   Consent of Arthur Andersen LLP.

24.1   Power of Attorney (included on page II-5 hereof).

27.1   Financial Data Schedule (December 31, 1995).

27.2   Financial Data Schedule (September 30, 1996).

------------------------

*   To be filed by amendment.

+   Management contract or compensatory plan or arrangement.

    (b) Financial Statement Schedules

    All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions described in Item 14 above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Company hereby undertakes: (1) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

    (2) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 18th day of October, 1996.

                                         3DX TECHNOLOGIES INC.

                                         By:         /s/ C. Eugene Ennis
                                            ------------------------------------
                                            C. Eugene Ennis
                                            President and Chief Executive
                                             Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints C. Eugene Ennis, Peter M. Duncan and Douglas C. Nester, and each of them, as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (i) any and all pre-effective and post-effective amendments to this registration statement, (ii) any registration statement relating to this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, (iii) any exhibits to any such registration statement or pre-effective or post-effective amendments, (iv) any and all applications and other documents in connection with any such registration statement or pre-effective or post-effective amendments, and (v) generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable 3DX Technologies Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

    In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed on the 18th day of October, 1996, by the following persons in the capacities indicated:

                      SIGNATURE                                                      TITLE(S)
------------------------------------------------------  ------------------------------------------------------------------

              /s/ C. Eugene Ennis
------------------------------------------------        President, Chief Executive Officer; Director (Principal Executive
                C. Eugene Ennis                         Officer and Principal Accounting Officer)

              /s/ Peter M. Duncan
------------------------------------------------        Vice President, Technology
                Peter M. Duncan

              /s/ Douglas C. Nester
------------------------------------------------        Vice President, Exploration
               Douglas C. Nester

             /s/ Robert J. Bacon, Jr.
------------------------------------------------        Vice President, Joint Ventures
              Robert J. Bacon, Jr.

            /s/ Joseph Schuchardt, III
------------------------------------------------        Vice President, Business Development
             Joseph Schuchardt, III

               /s/ Jon W. Bayless
------------------------------------------------        Director
                 Jon W. Bayless

              /s/ Robert H. Chaney
------------------------------------------------        Director
               Robert H. Chaney

             /s/ Charles E. Edwards
------------------------------------------------        Director
              Charles E. Edwards

           /s/ Douglas C. Williamson
------------------------------------------------        Director
             Douglas C. Williamson

                               INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION
------------  ------------------------------------------------------------------------------------------
 1.1          Form of Underwriting Agreement between the Company and the Underwriters.*

 3.1(i)(a)    Third Restated Certificate of Incorporation of the Company.

 3.1(i)(b)    Fourth Amended and Restated Certificate of Incorporation of the Company.*

 3.1(ii)(a)   Amended and Restated Bylaws of the Company.

 3.1(ii)(b)   Second Amended and Restated Bylaws of the Company.*

 5.1          Opinion of Kelley Drye & Warren LLP (including the consent of such firm) as to the validity of the securities being offered.*

10.1          Technical Services Agreement between Landmark Graphics Corporation and Novera Energy Inc.
                dated January 1993.

10.2          Stock Purchase Agreement among the Company, C. Eugene Ennis, Douglas C. Nester, Peter M.
                Duncan and the Investors named therein dated November 9, 1993.

10.3          Series C Preferred Stock Purchase Agreement among the Company, C. Eugene Ennis, Douglas C.
                Nester, Peter M. Duncan and the Investors named therein dated July 26, 1995.

10.4          Second Amended and Restated Co-Sale Agreement among the Company, C. Eugene Ennis, Douglas
                C. Nester, Peter M. Duncan and the Investors named therein dated July 26, 1995.

10.5          Stock Purchase and Restriction Agreement between the Company and C. Eugene Ennis dated
                November9, 1993.

10.6          Stock Purchase and Restriction Agreement between the Company and Peter M. Duncan dated
                November9, 1993.

10.7          Stock Purchase and Restriction Agreement between the Company and Douglas C. Nester dated
                November 9, 1993.

10.8          Lease Contract dated January 22, 1995 between the Company and The Penn Mutual Life
                Insurance Company and Letter dated March 1, 1995 from Trammell Crow Houston, Inc.

10.9          1994 Stock Option Plan.+

23.1          Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).*

23.2          Consent of Arthur Andersen LLP.

24.1          Power of Attorney (included on page II-5 hereof).

27.1          Financial Data Schedule (December 31, 1995).

27.2          Financial Data Schedule (September 30, 1996).

------------------------

*   To be filed by amendment.

+   Management contract or compensatory plan or arrangement.